Biglari Holdings Inc.

2024 Annual Report

Dear Shareholders of Biglari Holdings Inc.:

Biglari Holdings is a collection of controlled and noncontrolled businesses — a group we seek to build upon with companies possessing excellent economics and exceptional management. Constructing a corporation is much like constructing an edifice: the stronger the foundation, the higher one can build. Our subsidiary businesses operate independently but their combined profits form a solid base from which the corporation can grow.

Our path to prosperity — the purchase of businesses in their entirety but also, secondarily, the purchase of partial business ownership via the stock market — is based on opportunity. An inherent advantage of a controlled company is that it empowers us to allocate capital. But a selection of marketable common stocks has its own advantages. It provides a wide range of options from which to choose and can sometimes offer quality businesses at uncommonly low prices. We would rather own a fraction of an outstanding business than 100% of a mediocre one. Guided by the North Star of maximizing per-share intrinsic value, Biglari Holdings enhances capital allocation by channeling resources into any industry, any company, anywhere.[1]

Our growing collection of operating companies began in 2008, when present management gained control of Steak n Shake and turned it into the profitable base of a new holding company. From that small foundation, Biglari Holdings grew through a series of acquisitions. Over the years, we added Western Sizzlin Corporation, Maxim Inc., First Guard Insurance Company, Southern Oil Company, Southern Pioneer Property & Casualty Insurance Company, and Abraxas Petroleum Corporation, listed in order of acquisition. In 2024, Biglari Holdings garnered pre-tax operating earnings of $32.6 million from its seven first-line businesses.

Biglari Holdings is a group of unrelated businesses united by a common purpose. By design, we centralize the control of capital and decentralize managerial operations. Only a decentralized structure will enable our corporation to scale with a modicum of staff at headquarters. It also allows for the retention of the very people responsible for the success of the acquired companies.

The conventional thinking of most managers is to reinvest profit where it was earned. A manager of, say, a sand business may take its earned profit, pay some of it to shareholders, and plow the rest back into the sand business. Even if we posit that sand is an attractive business to be in today, one earning high returns on capital, it cannot sustain such returns on *incremental* capital over the long run. Our scope of activity extends beyond the confines of any particular industry, enabling us to pursue those possibilities that yield the highest payoff. This rational allocation of capital diverges from that of the single-line business, whose manager's head may be proverbially stuck in the sand.

The ideal business is one that earns very high returns on capital and continues to generate high returns on incremental capital. But businesses of this sort are exceedingly rare, and it is even rarer to purchase one at a reasonable valuation. There is a class of businesses that earns satisfactory returns — and substantial cash — but lacks the opportunity to generate returns of similar magnitude on incremental capital. The architecture of Biglari Holdings makes such businesses appealing because we can reallocate the excess cash they generate to buy other businesses. Therefore, our corporate structure allows us to replicate the very economics of the ideal business.

[1] Intrinsic value is measured by taking all future cash flows into and out of the business and discounting the net figures at an appropriate interest rate.

Despite the powerful structural advantages we enjoy, our corporate form alone is insufficient to achieve our objectives; it merely sets the stage for business and investment activity. Deploying capital intelligently is the essence of our business. The upshot is that none of our subsidiaries need to grow in order for the holding company's capital to grow.

We constantly compare one investment alternative against a multitude of others in determining capital utilization. As a consequence of our seizing remunerative business and investment opportunities over the past sixteen years, Biglari Holdings' cash and investments grew from $1.6 million to $790.0 million — even while allocating funds toward the acquisition of businesses. The tabulation below shows the year-by-year development of cash and investments. The third column represents our interests in two affiliated investment partnerships, The Lion Fund, L.P., and The Lion Fund II, L.P., which throughout this letter will be referred to as The Lion Fund.

(In Millions)

	Cash and Cash Equivalents	**Marketable Securities**	**The Lion Fund**	**Total Investments**
2008	$ 1.6	$ –	$ –	**$ 1.6**
2009	51.4	3.0	–	**54.4**
2010	47.6	32.5	38.6	**118.7**
2011	99.0	115.3	38.5	**252.8**
2012	60.4	269.9	48.3	**378.6**
2013	94.6	85.5	455.3	**635.4**
2014	124.3	21.5	620.8	**766.6**
2015	56.5	23.8	734.7	**815.0**
2016	75.8	26.8	972.7	**1,075.3**
2017	58.6	27.7	925.3	**1,011.6**
2018	48.6	38.3	715.1	**802.0**
2019	67.8	44.9	666.1	**778.8**
2020	24.5	94.9	590.9	**710.3**
2021	42.3	83.1	474.2	**599.6**
2022	37.5	69.5	383.0	**490.0**
2023	28.0	91.9	472.8	**592.7**
2024	30.7	103.0	656.3	**790.0**

Notes: Data are for calendar years with these exceptions: 2008 ended on July 2, 2008; 2009 through 2014 ended on the last Wednesday in September. Biglari Holdings' investments in The Lion Fund, L.P., and The Lion Fund II, L.P., do not include other limited partners' interests.

If The Lion Fund distributed the shares of Biglari Holdings it owns to its limited partners, the corporation's shares outstanding would be reduced to 263,428 Class A equivalents (as opposed to the 620,592 shares outstanding) at year-end.[2] Correspondingly, the value of total investments would be adjusted to $335.4 million, which is the carrying value as opposed to the fair value ($790.0 million) presented in the preceding table. The difference between fair value and carrying value is the sum of Biglari Holdings stock owned by the corporation through The Lion Fund.

[2] All per-share figures used in this report apply to Biglari Holdings' A shares. The B shares have an economic interest equal to 1/5th that of the A shares.

Our balance sheet reflects low levels of debt and high levels of investment. We manage our affairs to withstand adversity. We do not know — nor do we believe that others know — what the future holds. We pay heed to the counsel of Bette Davis in the 1950 classic *All About Eve*: "Fasten your seatbelts. It's going to be a bumpy night." The cash generation of our operating businesses, along with a rock-solid balance sheet, permits us not only to make it through the troughs but also to take advantage of the transfers of wealth they precipitate. We welcome a bumpy ride if it leads to a better destination.

Review of the Corporation's History

To understand the metamorphosis of the corporation, we must first look back roughly sixteen years — that is, from August 5, 2008, through December 31, 2024.

When we took over the predecessor corporation, Steak n Shake, in August 2008, its net worth was about $293 million, a figure based on the prior fiscal quarter. Book value, or net worth, represents the capital invested in a company by its owners; it is an accounting term that reflects the capital that has built up in the corporation. But the company could not sell anywhere close to that sum in 2007 or 2008. We can state this with certainty because Steak n Shake tried to find a buyer in 2007, with Merrill Lynch as its advisor, and failed. All bids were below book value. Therefore, in August 2008, Steak n Shake's book value clearly overstated its going-concern value and its liquidation value; the enterprise was at that time a money-losing restaurant operation saddled with substantial lease liabilities.

We turned Steak n Shake around in the midst of the Great Recession, and we made it a subsidiary of the holding company we created, Biglari Holdings. Steak n Shake has gone on to generate aggregate pre-tax earnings of $314 million over a sixteen-year period. Steak n Shake's history has seen long stretches of earnings interrupted by a few periods of losses. By the end of 2024, Steak n Shake had a book value of just $177 million, as cash dividends to its parent company exceeded net earnings during this time frame. Notwithstanding, we believe the intrinsic value of Steak n Shake today to be far in excess of its carrying value.

During our tenure, we have acquired six businesses in various industries through negotiated transactions. As a group, the businesses we control are worth more than their carrying value. We have also built up liquid assets, mainly marketable stocks, which are carried on our books as if those investments were liquidated at year-end values after paying corporate income tax. Thus, it is the businesses we control that account for the disconnect between the company's intrinsic value and its book value. Whereas book value represents what has been put into the business, intrinsic value represents the discounted present value of cash that can be taken out of the business over its life.

Between 2008 and 2024, Biglari Holdings transformed from a company whose resources were committed to a dying restaurant business — and whose intrinsic value was far less than its book value — into a dynamic corporation with diverse sources of earnings that is worth more than its book. As a consequence, the gain in per-share book value understates the gain in per-share intrinsic value.

Of important note is the near 38% reduction in the share count of Biglari Holdings since 2008. The 263,428 Class A equivalent shares at year-end are comparable to the 424,325 shares outstanding prior to present management assuming responsibility. At year-end 2024, Biglari Holdings' net worth was about $573 million, or $2,175 on a per-share basis.

Our stock currently sells at a discount to book value, which means that any repurchase of shares increases our per-share intrinsic value. In effect, when we buy shares at a price that is lower than their intrinsic worth, we are returning cash to select shareholders — those who are selling — in a way that

benefits the continuing shareholders. Phil Cooley, Vice Chairman of Biglari Holdings, and I will focus our efforts on growing per-share intrinsic value, knowing that in the long term, the market price will arrive at about the same destination.

Let us examine the two quantitative figures we believe to be critical for evaluating the company: its investments and its operating businesses. It is as if Biglari Holdings were split in two, with one side holding the corporation's investments (cash, marketable securities, and investments in The Lion Fund) and the other its operating businesses, where all interest and corporate expenses are incurred. To calculate pre-tax operating earnings per share, we exclude the dividends, interest, and capital gains produced by our investments.

	Investments Per Share	**Pre-tax Operating Earnings Per Share**
2008	$ 4	$ (82.07)
2021	1,236	76.31
2022	899	117.23
2023	1,121	138.36
2024	1,273	102.52
Annual Growth Rate, 2008-2024	41.8%	N.A.
One-Year Growth Rate, 2023-2024	13.6%	(25.9)%

As the preceding table conveys, the corporation in 2008 was a small enterprise compared with the present-day Biglari Holdings.

In 2024, our investments per share increased by 13.6% to $1,273, and our pre-tax operating earnings per share from businesses decreased by 25.9% to $102.52. In last year's report, we had predicted that, barring a major acquisition, operating earnings would decline. Unfortunately, our prediction was realized. Of course, Phil and I continue to search for sensible acquisitions that will advance operating earnings over time.

Since 2008, our compounded annual increase in investments per share has been 41.8%, a figure that is distorted by the paucity of assets with which we started. The growth rate of our investments is almost certain to decline. But one factor that should augment it is the expansion of our insurance business, which by its nature will boost investment holdings. Otherwise, year-to-year changes in investments will be most affected by fluctuations in the value of our marketable securities.

Our acquisition activity undoubtedly impacts the growth rate of investments and operating earnings in any given year. Phil and I will do our best to achieve satisfactory growth in both operations and investments, as measured in decades and on a per-share basis.

Investments

By the end of 2024, total investments (cash, marketable securities, and Biglari Holdings' investments in The Lion Fund) amounted to $790.0 million at fair value; most of that sum came from investment profits. Our investment activities are largely conducted through The Lion Fund, whose origin dates from the year 2000 when I founded it.

The following table shows our unaffiliated marketable equity holdings with a market value of more than $50 million at year-end. The number of shares represents the sum of The Lion Fund's common stock investments plus those held by Biglari Holdings and its subsidiaries.

Shares	Company	*(In 000's)* Market Value
2,069,141	Cracker Barrel Old Country Store, Inc.	$109,375
4,489,247	El Pollo Loco Holdings, Inc.	51,806
440,000	Ferrari N.V.	187,537

At year-end 2024, our three major investment holdings had a market value of $348.7 million. Adjusted for the corporation's weighted 91.5% interest in its investment partnerships, they represented 56.7% of the net worth of Biglari Holdings. Our total equity holdings accounted for 76.7% of the corporation's net worth.

Our largest common stock holding at year-end was Ferrari. We purchased 440,000 shares of Ferrari for $102.2 million. Over a two-year period, our investment in Ferrari turned into $189.4 million in value, including dividends. The automotive industry on the whole is characterized by tough economics, yet Ferrari, as a luxury brand in the high-performance segment, has a durable competitive advantage. The widening of that advantage over the years has made Ferrari one of the most valuable brands in the world.

Our second largest common stock holding was Cracker Barrel. We originally purchased 4,737,794 shares of Cracker Barrel for $241.1 million from May 2011 through December 2012, with a dollar-weighted purchase date of December 2011. Between 2018 and 2019, we reduced our holding in Cracker Barrel to 2,000,000 shares, but have purchased an additional 69,141 shares since. All in all, we now control 9.3% of Cracker Barrel's outstanding stock at an average cost per share of $51.32.

From 2011 through year-end 2024, we received proceeds of $471.1 million from the sale of Cracker Barrel stock, $255.2 million in dividends and derivative gains, plus we held a remaining stake of $109.4 million in market value. In sum, over a thirteen-year period, our investment in Cracker Barrel of $246.7 million turned into $835.7 million in value.

In valuation, cash flows are the *sine qua non*. The wealth creation of any productive asset — e.g., a business or real estate — is tied to the amount and timing of cash flows into and out of it.

Stock-valuation theory over the last century has been grounded in two powerful original works: *Common Stocks as Long Term Investments* by Edgar Lawrence Smith (1924) and *The Theory of Investment Value* by John Burr Williams (1938). Smith's insights, which are now commonly accepted truths, were that return on stocks includes price appreciation as well as dividends; that price appreciation is fueled by retained earnings; and, most importantly, that the efficacy with which retained earnings are redeployed determines their worth. Because his observations were used to justify the lofty valuations of the late 1920s, his work was generally discredited after the crash of 1929. Over time, however, investors began to understand the sagacity of valuing retained earnings based on the rate of return on incremental capital deployed. Williams's book, published more than a decade later, represented the first systematic attempt to arrive at the intrinsic worth of common stocks. The basic proposition he put forth was that a stock's worth could be understood as the present value of all future cash it would generate for its stockholders. While many market participants agree on a present-value proposition, they rarely apply it in a consistent fashion. Others do not even try and instead rely on expectations of near-term earnings, relative valuation, or analysts' opinions.

Phil and I view marketable stocks as representing ownership in a business, and we evaluate them based on the following criteria: (1) the quality and prospects of the business; (2) the character and competence of management; and (3) the price of the stock relative to its underlying business value. What gives a company its intrinsic worth, whether it is a controlled or a noncontrolled business, is the present value of cash a company can distribute in the future. Of course, laying claim to precise calculations of intrinsic value is foolhardy. Our approach to cash quantification is to make our estimations conservative and to avoid industries subject to major change. The basic idea is to avoid peril.

Operating Businesses

Biglari Holdings has seven major controlled businesses: Steak n Shake, Western Sizzlin, Maxim, First Guard, Southern Oil, Southern Pioneer, and Abraxas Petroleum. A dollar received from a restaurant company is as good as a dollar received from an oil company. By channeling cash into acquisitions, the corporation widens the array of its earnings streams with the tacit objective of producing ever-increasing profits.

We have conducted the affairs of our non-insurance businesses more advantageously since bringing them into Biglari Holdings than any of them were able to in the days of their stand-alone existence, which were plagued with ruinous ups and downs.

To better convey the performance of the entire corporation, we have rearranged the consolidated data to reflect the way Phil and I think about Biglari Holdings' disparate businesses. The following table exhibits a breakdown of our earnings. Naturally, the total net earnings shown in the table conform to those in our audited financial statements.

	(In 000's)	
	2024	**2023**
Operating Earnings:		
Restaurant Operations:		
Steak n Shake	$ 20,099	$ 26,170
Western Sizzlin	1,515	1,793
Insurance Operations:		
Underwriting—First Guard	4,038	9,492
Underwriting—Southern Pioneer	400	(1,038)
Investment Income and Other	4,652	4,629
Oil and Gas Operations:		
Abraxas Petroleum	19,853	22,410
Southern Oil	(81)	3,356
Maxim	(1,180)	11
Corporate and Other	(15,956)	(22,946)
Interest Expense	(771)	(681)
Operating Earnings Before Taxes	32,569	43,196
Income Taxes and Noncontrolling Interests	(8,448)	(4,625)
Net Operating Earnings	24,121	38,571
Investment Gains/Losses *	(27,880)	16,377
Total Net Earnings	$ (3,759)	$ 54,948

* *Investment gains/losses are reported on an after-tax basis and include realized and unrealized gains and losses arising from changes in market prices on investments in equity securities as well as changes in the value of The Lion Fund partnerships.*

Our reported earnings are materially affected by the volatility in the carrying value of The Lion Fund and other investments. Yet we are indifferent to variability in reported earnings triggered by the accounting of these investments. Of course, over the very long term, profits from investments and profits from operations are equally important. However, yearly fluctuation in the value of investments makes those figures meaningless for analytical purposes. As such, the vagaries of our investment performance obscure our operating performance. To correct the resultant distortions in our earnings figures, we simply separate changes in investment values from the earnings of the operating businesses when we report Biglari Holdings' results.

In 2024, the corporation had net operating earnings of $24.1 million. Better yet, those earnings translated into greater amounts of cash. It should be clear from past reports that we loathe operating losses. Our managers do too. It is our policy that every subsidiary must hold the prospect of generating long-term earnings for it to remain a permanent constituent of Biglari Holdings.

To fully assess the economic performance of the corporation, the logical approach for shareholders to take is to review the performance of each major operating subsidiary.

Restaurant Operations

Our restaurant operations consist of Steak n Shake and Western Sizzlin for a combined 458 units. However, their business models differ. Steak n Shake, with 426 locations, is primarily engaged in company-operated and nonconventional franchise restaurants. Western Sizzlin, on the other hand, is a traditional royalty-based franchise business, with 32 units — all but 3 are franchisee-run.

Western Sizzlin Corporation

Biglari Holdings acquired Western Sizzlin in 2010, for a net purchase price of $21.7 million. The acquisition included $2 million of marketable securities and undeveloped real estate purchased for $3.8 million in 2007. Through year-end 2024, Western Sizzlin's cash distributions to Biglari Holdings totaled $30.6 million. And we still own the securities and real estate, which, conservatively calculated, are worth approximately $15 million.

Phil and I have witnessed a large number of restaurant companies enjoy spectacular runs only to end up in bankruptcy. Even Western Sizzlin filed for bankruptcy in 1992, long before we became involved. Western Sizzlin is one of the few survivors in the buffet segment of the restaurant industry — akin to the country's last buggy-whip manufacturers. For Western Sizzlin to remain a dependable moneymaker in the worst segment of the industry is a credit to Robyn Mabe, the company's CEO. She is responsible for this miraculous performance, and deserves induction into the restaurant Hall of Fame.

Steak n Shake Inc.

Steak n Shake is a company that has devoted itself to providing the finest burgers and shakes in the country for 91 years.

Present management took control of Steak n Shake in August 2008, when the company had only $1.6 million of cash on hand, debt of $27 million, and losses of approximately $100,000 per day. The Steak n Shake business was like a vessel taking on water. It came close to sinking amid the global financial crisis of 2008 but we were able to avert disaster with a decisive change in strategy; by the end of 2009 we were generating $100,000 per day. Details of the turnaround are covered in prior letters.

In 2020, after suffering back-to-back yearly losses, we radically transformed the business model from full service to self-service while implementing a new owner-operator program. Under a superior economic model, we were back to generating profits. Over the last four years, the company has produced aggregate pre-tax operating earnings of $71.3 million.

Here is a recap of Steak n Shake's performance since fiscal 2008.

(Dollars in 000's)

	Operating Earnings	**Number of Company-Operated Units**	**Number of Franchise Partner Units**	**Number of Traditional Franchise Units**	**Total Number of Units**
2008	$ (30,754)	423	–	75	498
2009	11,473	412	–	73	485
2010	38,316	412	–	71	483
2011	41,247	413	–	76	489
2012	45,622	414	–	83	497
2013	28,376	415	–	104	519
2014	26,494	416	–	124	540
2015	39,749	417	–	144	561
2016	34,717	417	–	173	590
2017	431	415	–	200	615
2018	(10,657)	411	2	213	626
2019	(18,575)	368	29	213	610
2020	(4,587)	276	86	194	556
2021	13,524	199	159	178	536
2022	11,478	177	175	154	506
2023	26,170	148	181	128	457
2024	20,099	146	173	107	426

Notes: Data are for calendar years with these exceptions: 2008 through 2014 ended on the last Wednesday in September.

In 2024, Steak n Shake produced pre-tax operating earnings of $20.1 million. Our pre-tax cash return on capital fell short of our goal of 20%. The inadequate levels of profit and return on capital employed occurred primarily because we failed to maintain operating margins despite growing same-store sales. Our shortcomings led to a major overhaul of the senior management team. The company has replaced the executives in charge of operations, finance, traditional franchising, and supply chain. The new team is setting a new pace in 2025 — fast and focused.

Steak n Shake was able to successfully transform its business model in 2020 by introducing a new point-of-sale system, installing self-order kiosks, reducing operating hours and menu items, and embarking on a journey to become a company of owners. This transformation required a capital investment of about $50 million, which improved unit economics mightily. The payback on this capital investment took just under eighteen months.

By converting our operation from a full-service to a self-service format, our breakeven point declined by about 40%, obviating our dependence on high unit sales to register a profit. Steak n Shake has embraced the power of simplicity. Our Steakburgers, fries, shakes, and soda now make up nearly 90% of our sales. We do not waste space, inventory, or labor to support marginal products.

Steak n Shake is also well positioned for any economic environment with its strong value proposition. While some competitors have reduced portion size and quality in recent years, we have increased the size of our beef patties by 9%, the quantity of mix-ins for milkshakes, and the amount of homemade whipped cream we serve; we have also changed the way we cook our fries — in 100% beef tallow instead of vegetable oil. Any one of our actions may go unnoticed by our customers but cumulatively they should strengthen our competitive position.

The transformation has led to triple-digit gains in productivity. Under the old model, annual unit sales per employee, measured on a full-time-equivalent basis, were about $64,000 in 2019; they were nearly $137,000 in 2024. With few exceptions, store operating hours were reduced from 24 to 14 hours a day. Although overall sales per unit fell, sales per operating hour increased by 51.9%. Simultaneously, the average number of employees working per operating hour decreased by 28.9%. As a result, productivity grew 114%.

The gain in productivity over a five-year period has translated into a trifecta of higher wages, higher quality, and higher profits. The future from here cannot be charted blithely. We must continue to take advantage of technological innovation as we seek to improve margins. To be sure, other restaurant chains will attempt to do the same. Yet while the buildings, the equipment, and other balance sheet figures are important, it is the individuals operating the restaurants who make or break the company.

As part of our transformation, we are relying on our enterprising operators to become the most productive, hospitable restaurant company in the industry. Although we set the standards for the brand and centralize such functions as purchasing and training, we also confer the authority to make operating decisions on those who have earned the designation of franchise partner, freeing them from layers and layers of bureaucratic control. We have therefore structured the organization to achieve uniformity while building a culture of ownership at the unit level. For operators to think and act like owners, we believe they must be owners. In becoming a company of owners, we are changing the culture of the organization in our quest for service excellence. We now have more units operated by franchise owners than we do units operated by the company. Eventually, we expect to place all units in the hands of owner-operators.

Steak n Shake's franchise partnership program, launched a little over five years ago, is succeeding. It is important to review how the program works, because it is not the typical arrangement. Our franchise partner agreement stipulates that the franchisee make an upfront investment totaling $10,000, a modest figure for the opportunity. Because of our significant investment in the business, including the construction of the restaurant and its equipment, we assess a fee of up to 15% of sales as well as 50% of profits. We generate most of our revenue from our share of the profits. It is worth noting that with company-operated units transitioning to franchise ownership, Steak n Shake will appear to be a much smaller company than before from a revenue perspective but not from a profit perspective. Accounting convention dictates that in company-operated units, sales to the end customer are recorded as revenue; but for franchise partner units, only our share of the restaurants' profits, along with certain fees, are recorded as revenue.

The franchise partnership system resembles a federation of legally and administratively separate enterprises. Our single-unit franchise partners display a consummate commitment to their respective restaurants. Absentee ownership is neither desired nor permitted. Our partners are responsible for

managing the day-to-day operations of their restaurant, setting wages, and building their business one customer at a time. Under this franchise arrangement, an owner-operator is able to earn considerable sums, which is the way we want it.

Over the last five years, the average franchise partner made about $132,000 per annum, which was more than the average accountant, architect, or engineer in America earned. Doubtless, a good number of our partners will become millionaires. But make no mistake: We are not minting millionaires but are merely providing the means — they are earning every penny.

Transitioning from a command-and-control management style to a company of owners has reinforced two factors critical to our new operating model: opportunity and motivation. We give franchise partners the opportunity to own a business and the incentive to put forth their best efforts by rewarding them with a portion of the profits their store generates. The franchise program has been indispensable to Steak n Shake's historic performance turnaround.

Our franchise partners are living the American dream, and their achievements are the result of their deeds — they are a group of doers. They know how to translate hard work into a productive enterprise because they possess the talent and energy the position requires. The common thread among them is an early struggle, which calls to mind the motto of the state of Kansas: "*Ad astra per aspera,*" which means "through adversity to the stars." The grit of our operators and the spirit of cooperation that prevails throughout the partnership are unmatched.

By year-end 2024, we had converted 173 company-operated units into single-unit franchise partnerships. The combination of low profits at the remaining company-operated units and our tightened eligibility standards has made it a challenge to transition the balance of these restaurants. We are continuing to improve the performance of these units, which will make them more attractive to prospective partners.

In addition to our nontraditional franchise partnership program, we also have a traditional franchise business. This segment of our operation has been in decline since 2020. The closures mainly occurred with franchisees who failed to follow in our transformational footsteps. Because Steak n Shake underwent a radical change in its business model, it will take some time to spur traditional franchise growth. Led by a team recruited to expand the company's franchise operations, our efforts should reverse the decline in unit count. The traditional franchise business is an important dimension of Steak n Shake because the funding necessary to expand the brand is borne by third parties. We have fixed the business model and are primed for franchise growth.

Insurance Operations

Our insurance business enhances Biglari Holdings' financial base and is a durable source of earnings. The reason we endeavor to construct a formidable insurance operation arises from our attraction to the financial dynamics of the property and casualty insurance business. Premiums are collected before claims are paid out, such that funds from policyholders are, in the interim, available for investment. Naturally, if the sum total of eventual losses and expenses does not exceed premiums, the company produces an underwriting profit, which, in effect, provides investment funds financed at sub-zero cost. Any investment gains or losses on these funds accrue to the insurance company's owners.

What we expect to achieve over time — underwriting profitability — should not be expected of the property and casualty insurance industry as a whole. In most years, the industry experiences underwriting losses. The way we avoid this fate is by associating with first-class companies in the industry.

Our subsidiaries excel in an insurance world populated by property and casualty insurance companies whose overall profits derive mainly from their investment income rather than their underwriting income. By contrast, our insurance companies pursue nothing but underwriting income, while the parent company handles the investments. By focusing on underwriting results, not premium volume, we take a different approach from that of most other companies.

We entered the industry with our acquisition of First Guard Insurance Company in 2014, augmented by our purchase of Southern Pioneer Property & Casualty Insurance Company in 2020. Last year, we started a reinsurance division that strengthened the resources of our insurance group. Over our near eleven-year history in the property and casualty insurance business, we have produced underwriting profits every year, totaling $67.2 million pre-tax. Here is the record of our insurance business since 2014.

(Dollars in 000's)

	Premiums Earned	**Underwriting Profit**	**Combined Ratio***
2014	$ 8,719	$ 1,797	79.4
2015	16,719	3,357	79.9
2016	22,397	4,913	78.1
2017	24,242	4,518	81.4
2018	26,465	5,634	78.7
2019	28,746	6,477	77.5
2020	49,220	9,999	79.7
2021	55,411	12,317	77.8
2022	59,949	5,301	91.2
2023	61,225	8,454	86.2
2024	65,809	4,438	93.3

** The combined ratio represents losses incurred plus expenses as compared to revenue from premiums. A combined ratio below 100 percent denotes an underwriting profit, whereas a ratio above 100 percent signifies a loss.*

First Guard is a direct underwriter of commercial truck insurance — with no agent between the insurer and the insured — rendering the company a low-cost operator with a sustainable competitive advantage. As a niche writer of commercial truck insurance, First Guard has produced an average underwriting profitability of 22.0% since it commenced operations in 1997. Its creator, Ed Campbell, III, had the imagination and the foresight to sell insurance directly to the trucker. But critically, he translated a concept into reality, harnessing a discipline that has produced an unrivaled record of consistent underwriting profitability. It may surprise you to learn that First Guard has generated an underwriting profit in *every quarter* of its existence. That is 110 consecutive quarters of underwriting profit. Ed Campbell is the Joe DiMaggio of insurance.

When Phil and I first saw the historical performance of First Guard, we could not get it out of our heads. And when Ed saw our hands-off proposition, neither could he. So began a fortuitous union. What had started as a small acquisition with big potential became the centerpiece of our new insurance operation.

It takes great force to induce motion in a locomotive at rest, yet once it starts moving, less force is needed to keep it in motion. The same is true in business. With good momentum underway, in 2021 Ed handed the CEO reins to Drew Toepfer. Ever since, Drew has demonstrated uncanny judgment, a thirst for knowledge, and an unwavering commitment to lead First Guard in ways that set it apart from its vast array of competitors. Phil and I are grateful for his and the entire team's efforts.

In insurance, one way to sidestep the commodity-like economics is to be a low-cost operator. First Guard displays unusually high profitability because a great idea has been executed with engineering-like precision. If an insurance company is not a low-cost operator, then it must be guided by a managerial mindset that is exceptionally discerning in its risk selection. That leads me to Southern Pioneer, an insurer offering a range of niche products in personal, commercial, and financial lines.

Southern Pioneer is a specialist in providing commercial coverage to non-franchised automobile dealerships; it also underwrites homeowners, dwelling fire, collateral protection, and liquor liability insurance. Its products are marketed largely through independent agents and financial institutions. By specializing in particular areas, Southern Pioneer has produced an exceptional underwriting record since its creation in 1981. Its founders, Ben and Hal Hyneman, alongside their respective sons Brian and Matt, and Hunter, manage the company collectively.

After two years of underwriting losses, Southern Pioneer returned to underwriting profitability in 2024, with a combined ratio of 98.6. Southern Pioneer's underwriting performance in the preceding two years was tied to severe weather-related losses in its personal lines, e.g., homeowners insurance. But what was bad for us was fatal for some of our competitors, which were placed into receivership for an aggregation of losses they could not bear. With reduced competition in the personal lines, Southern Pioneer emerged with higher premium volume and higher profits. To be clear, the company's culture of underwriting discipline has never wavered.

Our new reinsurance company, Biglari Reinsurance Ltd., is a highly capitalized entity that we anticipate will enhance the credit rating of our insurance group this year, with important implications for Southern Pioneer. A.M. Best is the largest credit rating agency specializing in the insurance industry. For years, Best has rated Southern Pioneer B++. With the advent of our new reinsurance division, Southern Pioneer's rating should be upgraded to A. The higher rating is relevant for certain lines, as some institutions will only engage with insurers possessing such a rating. We had high expectations when we purchased Southern Pioneer, and the company has exceeded them.

Phil and I are intent on building an ever greater collection of insurance businesses under the aegis of the holding company. The corporation's sound financial position and controlled ownership structure enables us to provide a superior proposition to entrepreneurs who seek to monetize their lifetime creation yet also wish to continue to run their business. Biglari Holdings can provide such businesses a permanent corporate home, whereas the vast majority of acquisitive competitors are unable or unwilling to make similar commitments. We offer our operating managers an incomparable degree of autonomy. Both insurance subsidiaries we have acquired are overseen today by the same families responsible for their founding. They have retained their management teams, their headquarters, and their names. However, they also benefit from being part of a much larger corporation with a strong capital position.

Oil & Gas Operations

In 2024, our oil and gas operations were an important contributor to Biglari Holdings' overall operating results, with $19.8 million of pre-tax earnings. Much like in 2023, we had a windfall by assigning — or in industry parlance, farming out — some of our oil and natural gas assets to third parties for development. Last year, we not only realized a gain of $16.7 million on these transactions, but we also agreed to another farmout, which will result in an $8.6 million gain in the first quarter of 2025.

Our oil and gas operations consist of Southern Oil Company and Abraxas Petroleum Corporation. Southern Oil is a different type of operation from that of Abraxas Petroleum, insofar as Southern Oil primarily operates offshore in Louisiana state waters, while Abraxas Petroleum is a land-based producer in the prolific Permian Basin of West Texas.

We acquired Southern Oil in 2019 and Abraxas Petroleum in 2022 (adding the 10% minority interest in 2023) for a combined $136.9 million. From the time of their acquisitions through the end of 2024, the oil companies paid Biglari Holdings a cumulative $152.5 million in cash.

Tracing the corporate genealogy of Southern Oil and Abraxas Petroleum reveals that, prior to our purchase, the former was a publicly owned company that landed in bankruptcy, while the latter had cumulative losses of over $500 million in the first 45 years of its existence. In both cases, we benefited from large capital expenditures made prior to our arrival. Our aim, unlike that of archetypal oilmen, is to get the money out of the ground without turning around and putting it back into the ground.

Oilmen love to drill holes in the earth in hopes of extracting fortunes. But a gamble to unearth oil by drilling was never our game. Last year we made an exception at Southern Oil when we believed the odds were in our favor. The capital outlay was about $11.6 million, and the development proved to be a geologic success — we struck oil. We expect its economic success, however, to be moderate.

Unlike many oil producers, we rarely spend our cash on the drilling of new wells. The typical petroleum company has limited options to deploy its capital and replaces its depleted reserves through costly exploration and drilling operations. Because our holding company has a universe of investment possibilities — and because of the capital intensity and risks associated with development — we are opting to team up with others in order to shift the financial responsibility.

In recent years, Abraxas Petroleum has obtained partners on various depths of its undeveloped acreage. The mid-level depth of our acreage is known as the Wolfcamp Formation, and the area of greater depth is called the Woodford Formation. In 2023, we assigned rights to drill and develop on select Wolfcamp acreage, and in 2024 we did the same on select Woodford acreage. These arrangements allow us to share proportionately in the performance of the new wells but take none of the drilling, operational, or financial risks.

Oil is a commodity as textbook as they come. For us, possibilities in the petroleum industry have less to do with specific companies than with the hydrocarbons they produce and the value that may be derived from them in relation to the price paid. Because our interest is in the category, we will seek out companies regardless of whether they operate onshore or offshore, inside or outside the United States. In all cases we demand value and a large margin of safety.

Maxim Inc.

We purchased Maxim in 2014 for $12.6 million. But we did so not with the intention of entering the publishing business per se; rather, we acquired an underexploited brand with the intention of generating nonmagazine revenue, notably through licensing, a cash-generating business related to consumer products, services, and events.

When we acquired Maxim, we first addressed the cost structure of the traditional side of the business, print publishing, while creating a sophisticated periodical that is aspirational and inspirational. We greatly amplified the quality of paper, photography, and content and have repositioned the brand with a luxury lifestyle magazine and an online presence that together provide a launching pad for high-profit lines of business. The ability to build profits will rest mainly on our licensing business.

We continue to seek licensing opportunities where we bear little to no downside risk yet share in the upside opportunity. Our results are sure to be uneven because licensing projects themselves materialize with irregularity.

In 2023, Maxim had a breakeven year, and I had expected the resumption of profits in 2024 due to the calendar shift of an important licensing arrangement. But I was dead wrong. Our licensee failed to execute on a digital contest, and as a result we decided to bring the project in-house to assume greater managerial oversight. The cost of the new venture contributed to the loss we registered in 2024 — $1.2 million pre-tax. Whether Maxim will be prosperous and we will generate an adequate return on capital remains to be seen. This year will prove to be pivotal for Maxim, as every subsidiary must be a long-term supplier of cash to its parent company, Biglari Holdings.

Shareholder Communications

Stockholders collectively prosper in concert with the prosperity of the corporation. (They also suffer in concert with its failings.) Although we are not responsible for the price you pay for the corporation's stock, we are responsible for the per-share intrinsic value we create during the period of your ownership.

The material contained in this report is designed to provide you with the information necessary to arrive at the corporation's per-share intrinsic value — information we would want to know if our roles were reversed. Our goal during your period of ownership is to build per-share value that exceeds the rate of return of the S&P 500 Index. The longer a shareholder's holding period, the greater the alignment between the corporation's business performance and its stock performance. We hope your time horizon is expressed in decades.

My communications with shareholders are generally limited to the annual report and the annual meeting. We do not provide earnings guidance or hold quarterly conference calls because neither activity would be consistent with our style of management, whose aim is to attract informed long-term investors.

Moreover, we wish to provide all shareholders with the same information simultaneously. One-on-one meetings are neither productive nor practicable. We remain attentive to long-term owners who think for themselves and make long-term investments based on their own assessment. It is this constituency to whom I write the Chairman's Letters, covering the business in reasonable detail, and for whom we hold annual meetings covering matters of substance. We undertake these unorthodox practices because we care about the kind of shareholders who own our stock. Since our decisions are based on rationality, not optics, we frequently depart from the zeitgeist regarding corporate governance. Those seeking a conventional firm to invest in have thousands of publicly owned companies from which to choose. But those who find our modus operandi appealing are welcome to join our club, admission to which is available through the New York Stock Exchange, where our stock is listed.

Past Chairman's Letters are also essential to help you gain more knowledge of our business. These letters can be easily accessed on our website, biglariholdings.com. To keep you abreast of the company, we will issue press releases concerning 2025 quarterly results after the market closes on May 9, August 8, and November 7. The 2025 annual report will be posted on our website on Saturday, February 28, 2026.

The annual meeting will be held at 1:00 pm on Wednesday, April 16, 2025, at San Antonio's Majestic Theatre, a venue that lives up to its name. We hope you enjoy the city to the fullest. We have obtained discounts at several hotels that are posted on our website. The bulk of the gathering is a question-and-answer session that usually lasts several hours, covering myriad topics on shareholders' minds. The meeting is just for our owners; to attend, you must own shares and show proof thereof. As an owner, you may bring up to two pre-registered guests with you.

* * *

Looking back on the progress we have made and the superior foundation we have built, Phil and I like our prospects for the years ahead. It should be noted that our past performance was not borne of a master plan but rather arose from opportunities we identified and seized along the way. We may not know which businesses we will purchase in whole or in part in the future, but we aim to grow our ownership of businesses to arrive at the financial destination we seek — ahead of returns achieved by the average American business.

Sardar Biglari
Chairman of the Board

February 28, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____ to ____

Commission file number 001-38477

BIGLARI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Indiana	**82-3784946**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
19100 Ridgewood Parkway, Suite 1200	
San Antonio, Texas	**78259**
(Address of principal executive offices)	(Zip Code)

(210) 344-3400
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock, no par value	BH.A	New York Stock Exchange
Class B Common Stock, no par value	BH	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Smaller reporting company	☒	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2024, was approximately $190,530,762.

Number of shares of common stock outstanding as of February 25, 2025:

Class A common stock –	206,864
Class B common stock –	2,068,640

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement to be filed for its 2025 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

Table of Contents

Part I

Item 1. Business

Biglari Holdings Inc. is a holding company owning subsidiaries engaged in a number of diverse business activities, including property and casualty insurance and reinsurance, licensing and media, restaurants, and oil and gas. The Company's largest operating subsidiaries are involved in the franchising and operating of restaurants. Biglari Holdings is founded and led by Sardar Biglari, Chairman and Chief Executive Officer of the Company.

Biglari Holdings' management system combines decentralized operations with centralized financial decision-making. Operating decisions for the various business units are made by their respective managers. All major investment and capital allocation decisions are made for the Company and its subsidiaries by Mr. Biglari.

As of December 31, 2024, Mr. Biglari beneficially owns shares of the Company that represent approximately 74.3% of the voting interest.

Restaurant Operations

The Company's restaurant operations are conducted through two subsidiaries: Steak n Shake Inc. ("Steak n Shake") and Western Sizzlin Corporation ("Western Sizzlin") for a combined 458 units. As of December 31, 2024, Steak n Shake had 146 company-operated restaurants, 173 franchise partner units, and 107 traditional franchise units. Western Sizzlin had 3 company-operated restaurants and 29 franchise units.

Founded in 1934 in Normal, Illinois, on Route 66, Steak n Shake is a classic American brand serving premium burgers and milkshakes. Steak n Shake is headquartered in Indianapolis, Indiana.

Founded in 1962 in Augusta, Georgia, Western Sizzlin is a steak and buffet concept serving signature steak dishes as well as other classic American menu items. Western Sizzlin also operates two other concepts: Great American Steak & Buffet, and Wood Grill Buffet. Western Sizzlin is headquartered in Roanoke, Virginia.

Company-Operated Restaurants

A typical company-operated restaurant management team consists of a general manager, a restaurant manager, and other managers, depending on the sales volume of the restaurant. Each restaurant's general manager has primary responsibility for the day-to-day operations of his or her unit. Restaurant operations obtain food products and supplies from independent national distributors. Purchases are centrally negotiated to ensure uniformity in product quality.

Franchise Partner Restaurants

Steak n Shake offers a franchise partner program to transition company-operated restaurants to franchise partnerships. The franchise agreement stipulates that the franchisee make an upfront investment totaling ten thousand dollars. Steak n Shake, as the franchisor, assesses a fee of up to 15% of sales as well as 50% of profits. Potential franchise partners are screened based on entrepreneurial attitude and ability, but they become franchise partners based on achievement. Each must meet the gold standard in service. Franchise partners are single-unit owner-operators.

Traditional Franchise Restaurants

Restaurant operations' traditional franchising program extends the brands to areas in which there are no current development plans for company stores. The expansion plans include seeking qualified new franchisees and expanding relationships with current franchisees. Restaurant operations typically seek franchisees with both the financial resources necessary to fund successful development and significant experience in the restaurant/retail business. Both restaurant chains assist franchisees with the development and ongoing operation of their restaurants. In addition, personnel assist franchisees with site selection, approve restaurant sites, and provide prototype plans, construction support, and specifications. Restaurant operations staff provides both on-site and off-site instruction to franchise restaurant management and associates.

International

We have a corporate office in Monaco and an international organization with personnel in various functions to support our international business. Similar to our traditional domestic franchise agreements, a typical international franchise development agreement includes development and franchise fees in addition to subsequent royalty fees based on the gross sales of each restaurant.

Competition
The restaurant business is one of the most intensely competitive industries. As there are virtually no barriers to entry into the restaurant business, competitors may include national, regional, and local establishments. Restaurant businesses compete on the basis of price, convenience, service, experience, menu variety, and product quality. The restaurant business is often affected by changes in consumer tastes and by national, regional, and local economic conditions. The performance of individual restaurants may be impacted by factors such as traffic patterns, demographic trends, weather conditions, and competing restaurants.

Government Regulations
The Company is subject to various global, federal, state, and local laws affecting its restaurant operations. Each of the restaurants must comply with licensing and regulation by a number of governmental authorities, i.e., health, sanitation, safety, and fire agencies in the jurisdiction in which the restaurant is located.

Various federal and state labor laws govern our relationship with our employees, e.g., minimum wage, overtime pay, unemployment tax, health insurance, and workers' compensation. Federal, state, and local government agencies have established regulations requiring that we disclose nutritional information.

Trademark and Licenses
The name and reputation of Steak n Shake is a material asset, and management protects it and other service marks through appropriate registrations.

Property and Casualty Insurance and Reinsurance Business
Biglari Holdings' insurance and reinsurance business activities are conducted through domestic and foreign-based insurance subsidiaries. Included in this group of subsidiaries is First Guard Insurance Company and its affiliated agency, 1st Guard Corporation (collectively "First Guard"); Southern Pioneer Property & Casualty Insurance Company and its affiliated agency, Southern Pioneer Insurance Agency, Inc. (collectively "Southern Pioneer"); and Biglari Reinsurance Ltd.

Insurers based in the U.S. are subject to regulation by their states of domicile and by those states in which they are licensed to write policies on an admitted basis. First Guard and Southern Pioneer operate under licenses issued by various state insurance authorities. The primary focus of regulation is to ensure that insurers are financially solvent and that policyholder interests are otherwise protected. States establish minimum capital levels for insurance companies and establish guidelines for permissible business and investment activities. States have the authority to suspend or revoke a company's authority to do business as conditions warrant. States regulate the payment of dividends by insurance companies to their shareholders and other transactions with affiliates. Dividends, capital distributions, and other transactions of extraordinary amounts are subject to prior regulatory approval. Insurers may market, sell, and service insurance policies in the states where they are licensed. These insurers are referred to as admitted insurers. Admitted insurers are generally required to obtain regulatory approval of their policy forms and premium rates. Except for regulatory considerations, there are virtually no barriers to entry into the insurance industry.

The Insurance Act 1978 of Bermuda and related regulations, as amended (the "Insurance Act"), regulates the insurance business of Biglari Reinsurance Ltd. The Insurance Act provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority. The Bermuda Monetary Authority, in deciding whether to grant registration, has broad discretion to act in the public interest. The Insurance Act imposes solvency and liquidity standards as well as auditing and reporting requirements and confers on the Bermuda Monetary Authority powers to supervise, investigate, and intervene in the affairs of insurance companies.

First Guard is a direct underwriter of commercial truck insurance, primarily selling physical damage and nontrucking liability insurance to truckers. The commercial truck insurance business is highly competitive in the areas of price and service. Vigorous competition is provided by large, well-capitalized companies and by small regional insurers. First Guard's insurance products are marketed primarily through direct response methods via the Internet or by telephone. First Guard's cost-efficient direct response marketing methods enable it to be a low-cost insurer. First Guard uses its own claim staff to manage claims. Seasonal variations in First Guard's insurance business are not significant. However, extraordinary weather conditions or other factors may have a significant effect upon the frequency or severity of claims. First Guard is headquartered in Venice, Florida.

Southern Pioneer underwrites garage liability and commercial property as well as homeowners and dwelling fire insurance on an admitted basis. Insurance coverages are offered nationwide, primarily through insurance agents. Southern Pioneer competes with large companies and local insurers. Southern Pioneer is headquartered in Jonesboro, Arkansas.

Biglari Reinsurance Ltd. received its insurance license on July 31, 2024, from the Bermuda Monetary Authority. Biglari Reinsurance is headquartered in Hamilton, Bermuda.

Biglari Holdings' insurance operations may be affected by extraordinary weather conditions or other factors, any of which may have a significant effect upon the frequency or severity of claims.

Oil and Gas Business
The Company's oil and gas operations are conducted through two entities, Southern Oil Company ("Southern Oil") and Abraxas Petroleum Corporation ("Abraxas Petroleum"). Southern Oil primarily operates oil and natural gas properties offshore in Louisiana state waters. Abraxas Petroleum operates oil and natural gas wells in the Permian Basin.

In 2022, the Company purchased 90% of Abraxas Petroleum for $80.0 million. In 2023, the Company acquired the remaining 10% of Abraxas Petroleum for $5.4 million.

The oil and gas industry is fundamentally a commodity business. Southern Oil's and Abraxas Petroleum's operations and earnings, therefore, may be significantly affected by changes in oil and natural gas prices. Biglari Holdings' oil and gas operations compete with fully integrated, major global petroleum companies, as well as independent and national petroleum companies. In addition, our companies are subject to a variety of risks inherent in the oil and gas business, including a wide range of local, state, and federal regulations.

Southern Oil is headquartered in Madisonville, Louisiana, and Abraxas Petroleum is headquartered in San Antonio, Texas.

Brand Licensing Business
Maxim's business lies principally in brand licensing. Maxim is headquartered in New York, New York.

Maxim competes for licensing business with other companies. The nature of the licensing business is predicated on projects that materialize with irregularity. In addition, publishing is a highly competitive business.

Maxim products are marketed under various registered brand names, including, but not limited to, "MAXIM®" and "Maxim®."

Investments
The Company and its subsidiaries have invested in The Lion Fund, L.P., and The Lion Fund II, L.P. (collectively, "the investment partnerships"). The investment partnerships operate as private investment funds. As of December 31, 2024, the fair value of the investment partnerships was $656.3 million. The investments are subject to a rolling five-year lock-up period under the terms of the respective partnership agreements. The lock-up period can be waived by the general partner in its sole discretion. The Company also held marketable securities (outside the investment partnerships) of $103.0 million at fair value.

Employees
As of December 31, 2024, the Company employed 2,535 persons.

Additional information with respect to Biglari Holdings' businesses
Information related to our reportable segments may be found in Part II, Item 8 of this Form 10-K.

Biglari Holdings maintains a website (*biglariholdings.com*) where its annual reports, press releases, interim shareholder reports, and links to its subsidiaries' websites can be found. Biglari Holdings' periodic reports filed with the Securities and Exchange Commission (the "SEC"), which include Form 10-K, Form 10-Q, Form 8-K, and amendments thereto, may be accessed by the public free of charge from the SEC and through Biglari Holdings' website. In addition, corporate governance documents such as Corporate Governance Guidelines, Code of Conduct, Compensation Committee Charter, and Audit Committee Charter are posted on the Company's website. The documents are also available without charge upon written request. The Company's website and the information contained therein or connected thereto are not intended to be incorporated into this report on Form 10-K.

Item 1A. Risk Factors

Biglari Holdings and its subsidiaries (referred to herein as "we," "us," "our," or similar expressions) are subject to certain risks and uncertainties in their business operations, which are described below. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations.

Risks relating to Biglari Holdings

We are dependent on our Chairman and CEO.
Our success depends on the services of Sardar Biglari, Chairman and Chief Executive Officer. All major investment and capital allocation decisions are made for the Company and its subsidiaries by Mr. Biglari. If for any reason the services of Mr. Biglari were to become unavailable, a material adverse effect on our business could occur.

Sardar Biglari, Chairman and CEO, beneficially owns over 50% of our outstanding shares of common stock, enabling Mr. Biglari to exert control over matters requiring shareholder approval.
Mr. Biglari has the ability to control the outcome of matters submitted to our shareholders for approval, including the election or removal of directors, the amendment of our articles of incorporation or bylaws, and other significant transactions. In addition, Mr. Biglari has the ability to control the management and affairs of the Company. This control position may conflict with the interests of some or all of the Company's passive shareholders, and reduce the possibility of a merger proposal, tender offer, or proxy contest for the removal of directors.

We are a "controlled company" within the meaning of the New York Stock Exchange rules and thus can rely on exemptions from certain corporate governance requirements.
Because Mr. Biglari beneficially owns more than 50% of the Company's outstanding voting stock, we are considered a "controlled company" pursuant to New York Stock Exchange ("NYSE") rules. As a result, we are not required to comply with certain director independence and board committee requirements. The Company does not have a governance and nominating committee.

Biglari Holdings' access to capital is subject to restrictions that may adversely affect its ability to satisfy its cash requirements.
We are a holding company and are largely dependent upon dividends and other sources of funds from our subsidiaries in order to meet our needs. The ability of our insurance subsidiaries to pay dividends to Biglari Holdings is regulated by state insurance laws, which limit the amount of, and in certain circumstances may prohibit the payment of, cash dividends. Furthermore, as a result of our substantial investments in The Lion Fund, L.P., and The Lion Fund II, L.P., investment partnerships controlled by Mr. Biglari, our access to capital is restricted by the terms of their respective partnership agreements. There is also a high likelihood that we will make additional investments in these investment partnerships.

Competition and technology may result in lower earnings.
Our operating businesses face intense competition within their markets, and many factors, including technological changes, may erode or prevent the strengthening of their competitive advantages. Accordingly, our future operating results will depend to some degree on our operating units successfully enhancing their competitive advantages. If our operating businesses are unsuccessful in these efforts, our periodic operating results may decline in the future. We also highlight certain competitive risks in the sections below.

Deterioration of general economic conditions may significantly reduce our operating earnings.
Our operating businesses are subject to normal economic cycles, which affect the general economy or the specific industries in which they operate. Significant deterioration of economic conditions over a prolonged period could produce a material adverse effect on one or more of our significant operations.

Epidemics, pandemics, or other outbreaks could hurt our operating businesses and investments.
Epidemics, pandemics, or outbreaks may adversely affect our operations and investments. This is or may be due to closures or restrictions requested or mandated by governmental authorities, disruption to supply chains and workforce, reduction of demand for our products and services, credit losses when customers and other counterparties fail to satisfy their obligations to us, and volatility in global equity securities markets, among other factors.

Potential changes in laws or regulations may have a negative impact on our Class A common stock and Class B common stock.
In prior years, bills have been introduced in Congress that, if enacted, would have prohibited the listing of common stock on a national securities exchange if such common stock were part of a class of securities that has no voting rights or carries disproportionate voting rights. Although these bills have not been acted upon by Congress, there can be no assurance that such a bill (or a modified version thereof) will not be introduced in Congress in the future. Legislation or other regulatory developments could make the shares of Class A common stock and Class B common stock ineligible for trading on the NYSE or other national securities exchanges.

Litigation could have a material adverse effect on our financial position, cash flows, and results of operations.
We are or may be from time to time a party to various legal actions, investigations, and other proceedings brought by employees, consumers, policyholders, suppliers, shareholders, government agencies, or other third parties in connection with matters pertaining to our business, including those related to our investment activities. The outcome of such matters is often difficult to assess or quantify, and the cost to defend future proceedings may be significant. Even if a claim is unsuccessful or is not fully pursued, the negative publicity surrounding any allegation regarding the Company, our business, or our products could adversely affect our reputation. While we believe that the ultimate outcome of routine legal proceedings, individually and in the aggregate, will not have a material impact on our financial position, we cannot assure that an adverse outcome on, or reputational damage from, any of these matters would not, in fact, materially impact our business and results of operations for the period after these matters are completed or otherwise resolved.

There can be no assurance that the fees paid to the Biglari Entities will be commensurate with the benefits received.
We have a services agreement with Biglari Capital Corp., the general partner of the investment partnerships (“Biglari Capital”), and Biglari Enterprises LLC (collectively, the “Biglari Entities”), in which the Company pays a fixed fee to the Biglari Entities for business and administrative-related services. The Biglari Entities are owned by Mr. Biglari.

We have identified a material weakness in our internal control over financial reporting.
The Company manages its operating businesses on a decentralized basis. Decentralized operations can inherently create additional control risks. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 using criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and determined that the Company did not design effective internal controls over financial reporting to mitigate potential risks.

We cannot be certain that the measures we may take in the future will be sufficient to remediate the control deficiencies that led to our material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, we would be exposed to greater risk of misstatement in the financial statements.

Risks Relating to Our Restaurant Operations

Our restaurant operations face intense competition from a wide range of industry participants.
The restaurant business is one of the most intensely competitive industries. As there are virtually no barriers to entry into the restaurant business, competitors may include national, regional, and local establishments. Restaurant businesses compete on the basis of price, convenience, service, experience, menu variety, and product quality. The restaurant business is often affected by changes in consumer tastes and by national, regional, and local economic conditions. The performance of individual restaurants may be impacted by factors such as traffic patterns, demographic trends, weather conditions, and competing restaurants. Additional factors that may adversely affect the restaurant industry include, but are not limited to, food and wage inflation, safety, and food-borne illness.

Changes in economic conditions may have an adverse impact on our restaurant operations.
Our restaurant operations are subject to normal economic cycles affecting the economy in general or the restaurant industry in particular. The restaurant industry has been affected by economic factors, including the deterioration of global, national, regional, and local economic conditions, declines in employment levels, and shifts in consumer spending patterns. Declines in consumer restaurant spending could be harmful to our financial position and results of operations. As a result, decreased cash flow generated from our business may adversely affect our financial position and our ability to fund our operations. In addition, macroeconomic disruptions could adversely impact the availability of financing for our franchisees’ expansions and operations.

Fluctuations in commodity and energy prices and the availability of commodities, including beef and dairy, could affect our restaurant business.

The cost, availability, and quality of ingredients restaurant operations use to prepare their food are subject to a range of factors, many of which are beyond their control. A significant component of our restaurant business costs is related to food commodities, including beef and dairy products, which can be subject to significant price fluctuations due to seasonal shifts, climate conditions, industry demand, changes in commodity markets, inflation, and other factors. If there is a substantial increase in prices for these food commodities, our results of operations may be negatively affected. In addition, our restaurants are dependent upon frequent deliveries of perishable food products that meet certain specifications. Shortages or interruptions in the supply of perishable food products caused by unanticipated demand, problems in production or distribution, disease or food-borne illnesses, inclement weather, or other conditions could adversely affect the availability, quality, and cost of ingredients, which would likely lower revenues, damage our reputation, or otherwise harm our business. We cannot predict whether we will continue to be able to anticipate and react to changing food costs by adjusting our purchasing practices, menu offerings, and menu prices, and a failure to do so could adversely affect our operating results.

Adverse weather conditions or losses due to casualties could negatively impact our operating performance.

Property damage caused by casualties and natural disasters, instances of inclement weather, flooding, hurricanes, fire, and other acts of nature can adversely impact sales in several ways. Many of Steak n Shake's and Western Sizzlin's restaurants are located in the Midwest and Southeast portions of the United States. During the first and fourth quarters, restaurants in the Midwest may face harsh winter weather conditions. During the third and fourth quarters, restaurants in the Southeast may experience hurricanes or tropical storms. Our sales and operating results may be negatively affected by these harsh weather conditions, which could make it more difficult for guests to visit our restaurants, necessitate the closure of restaurants, cause physical damage, or lead to a shortage of employees.

Changes in the availability of and the cost of labor could adversely affect our restaurant business.

Our restaurant business depends substantially on our ability to recruit and retain high-quality staff. Maintaining adequate staffing in our restaurants requires workforce planning and knowledge of the relevant labor market. The market for the most qualified talent continues to be competitive, and we must provide competitive wages, benefits, and workplace conditions. We have experienced, and may continue to experience, challenges in recruiting and retaining associates in various locations. A shortage of qualified candidates, failure to recruit and retain new associates in a timely manner, or higher than expected turnover levels could all affect our ability to grow sales at existing restaurants or meet our labor cost objectives.

We are subject to health, employment, environmental, and other government regulations, and failure to comply with existing or future government regulations could expose us to litigation or penalties, damage our reputation, and lower profits.

We are subject to various global, federal, state, and local laws and regulations affecting our restaurant operations. Changes in existing laws, rules, and regulations applicable to us, or increased enforcement by governmental authorities, may require us to incur additional costs and expenses necessary for compliance. If we fail to comply with any of these laws, we may be subject to governmental action or litigation, and our reputation could be harmed accordingly. Injury to our reputation would, in turn, likely reduce revenues and profits.

The development and construction of restaurants is subject to compliance with applicable zoning, land use, and environmental regulations. Difficulties in obtaining, or failure to obtain, the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

Restaurant operations are also subject to regulatory initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food products. The operation of the Steak n Shake and Western Sizzlin franchise systems is also subject to franchise laws and regulations enacted by a number of states, and to rules promulgated by the U.S. Federal Trade Commission. Any future legislation regulating franchise relationships may negatively affect our operations, particularly our relationships with franchisees. Failure to comply with new or existing franchise laws and regulations in any jurisdiction, or to obtain required government approvals, could result in a ban or temporary suspension on future franchise sales. Further national, state, and local government initiatives, such as mandatory health insurance coverage or increases in minimum wage rates, could adversely affect our business.

Risks Relating to Our Investment Activities

The majority of our investment activities are conducted through outside investment partnerships, The Lion Fund, L.P., and The Lion Fund II, L.P., which are controlled by Mr. Biglari.

Our investment activities are conducted mainly through these outside investment partnerships. Under the terms of their partnership agreements, each contribution made by the Company to the investment partnerships is subject to a rolling five-year lock-up period. As a result of these provisions and our consequent inability to access this capital for a defined period, the capital we have invested in the investment partnerships may be subject to an increased risk of loss of all or a significant portion of its value, and we may become unable to meet our capital requirements. There is a high likelihood that we will make additional investments in these investment partnerships in the future.

The incentive allocation to which Mr. Biglari, as Chairman and Chief Executive Officer of Biglari Capital, is entitled with respect to our investments under the terms of the respective partnership agreements is equal to 25% of the net profits allocated to the limited partners in excess of a 6% hurdle rate over the previous high-water mark.

Our investments may be concentrated, and fair values are subject to a loss in value.

The majority of our investments are held through the investment partnerships, which generally invest in common stocks. These investments may be largely concentrated in the common stocks of a few investees. A significant decline in the values of these investments may produce a large decrease in our consolidated shareholders' equity and can have a material adverse effect on our consolidated book value per share and earnings.

We are subject to the risk of possibly becoming an investment company under the Investment Company Act of 1940.

We run the risk of inadvertently becoming an investment company, which would require us to register under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Registered investment companies are subject to extensive, restrictive, and potentially adverse regulations relating to, among other things, operating methods, management, capital structure, dividends, and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies.

To avoid becoming and registering as an investment company under the Investment Company Act, we operate as an ongoing enterprise, with approximately 2,500 employees, along with an asset base from which to pursue acquisitions. Furthermore, Section 3(c)(3) of the Investment Company Act excludes insurance companies from the definition of "investment company." Because we monitor the value of our investments and structure transactions accordingly, we may structure transactions in a less advantageous manner than if we did not have Investment Company Act concerns, or we may avoid otherwise economically desirable transactions due to those concerns. In addition, adverse developments with respect to our ownership of certain of our operating subsidiaries, including significant appreciation in the market value of certain of our publicly traded holdings, could result in our inadvertently becoming an investment company. If it were established that we were an investment company, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that we would be unable to enforce contracts with third parties, or that third parties could seek to obtain rescission of transactions with us undertaken during the period in which it was established that we were an unregistered investment company.

Risks Relating to Our Insurance and Reinsurance Business

Our success depends on our ability to underwrite risks accurately and to charge adequate rates to policyholders.

Our results of operations depend on our ability to underwrite and set rates accurately for risks assumed. A primary role of the pricing function is to ensure that rates are adequate to generate sufficient premiums to pay losses, loss adjustment expenses, and underwriting expenses.

Our insurance business is vulnerable to significant catastrophic property loss, which could have an adverse effect on its financial condition and results of operations.

Our insurance business faces a significant risk of loss in the ordinary course of its business for property damage resulting from natural disasters, man-made catastrophes, and other catastrophic events. These events typically increase the frequency and severity of commercial property claims. Because catastrophic loss events are by their nature unpredictable, historical results of operations may not be indicative of future results of operations, and the occurrence of claims from catastrophic events may result in significant volatility in our insurance business's financial condition and results of operations from period to period. We attempt to manage our exposure to these events through reinsurance programs, although there is no assurance we will be successful in doing so.

Our insurance business is subject to extensive existing state, local, and foreign governmental regulations that restrict its ability to do business and generate revenues.
Our insurance business is subject to regulation in the jurisdictions in which it operates. These regulations may relate to, among other things, the types of business that can be written, the rates that can be charged for coverage, the level of capital and reserves that must be maintained, and restrictions on the types and size of investments that can be held. Regulations may also restrict the timing and amount of dividend payments. Accordingly, existing or new regulations related to these or other matters, or regulatory actions imposing restrictions on our insurance business, may adversely impact its results of operations.

Risks Relating to Our Brand Licensing Business

Licensing opportunities for the Maxim brand may be difficult to maintain.
Maxim's success depends to a significant degree upon licensing agreements. These licensing agreements mature from time to time, and we may be unable to secure favorable terms for future licensing arrangements. Future licensing partners may also fail to honor their contractual obligations or take other actions that can diminish the value of the Maxim brand. Disputes could arise that prevent or delay our ability to collect licensing revenues under these arrangements. If any of these developments occur or our licensing efforts are otherwise not successful, the value and recognition of the Maxim brand, as well as the prospects of our media business, could be materially, adversely affected.

Risks Relating to Our Oil and Gas Business

Our oil and gas business is exposed to the effects of volatile commodity prices.
The single largest variable that affects our oil and gas results of operations is the price of crude oil and natural gas. The price we receive for our oil and natural gas production heavily influences our oil and gas business's revenue and profitability. Extended periods of low prices for crude oil or natural gas can have a material adverse impact on our results of operations.

Our oil and gas business is subject to disruption by factors beyond its control.
Any disruption of the extractive business of either of our oil and gas subsidiaries would adversely affect our revenues and profitability. Our oil and gas operations are therefore subject to disruption from natural or human causes beyond their control, including physical risks from hurricanes, severe storms, and other forms of system failures, any of which could result in suspension of operations or harm to people or the natural environment.

Our oil and gas business can be adversely affected by political or regulatory developments affecting our operations.
Our oil and gas operations can be affected by changing economic, regulatory, and political environments. Litigation or changes in national, state, or local environmental regulations or laws, including those designed to stop or impede the development or production of oil and natural gas, could adversely affect our operations and profitability.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Our enterprise (the holding company and its operating subsidiaries) is using technology in virtually all aspects of the business. Much like many other businesses, certain of our subsidiaries' information systems have been subject to computer viruses, malicious codes, unauthorized access, and other cyberattacks. We expect to be subject to similar attacks in the future as such attacks become more sophisticated. A significant disruption or failure of our technology systems could result in service interruptions, safety failures, security events, regulatory compliance failures, an inability to protect information and assets against unauthorized users, and other operational difficulties. Attacks perpetrated against our systems could result in loss of assets and critical information and expose us to remediation costs and reputational damage.

Cyberattacks could compromise confidential customer and employee information. Cyberattacks may result in business interruptions, lost revenues, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security, repair or other costs, or may materially adversely affect us in ways that cannot be predicted at this time.

Our operating businesses are managed on an unusually decentralized basis. There are few centralized or integrated business functions. Consistent with our decentralized management philosophy, our operating businesses individually establish specific practices concerning cybersecurity risks. Although our subsidiaries have taken steps intended to mitigate these risks, including business continuity planning, disaster recovery planning, and business impact analysis, a significant disruption or cyber intrusion at one or more of our significant operations could adversely affect our results of operations, financial condition, and liquidity. Additionally, if we are unable to acquire, develop, implement, adopt, or protect rights around new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on our results of operations and financial condition. Given the wide variations in the nature and size of business activities, specific practices may vary widely among our operating subsidiaries.

Item 2. Properties

Restaurant Properties

As of December 31, 2024, restaurant operations included 458 company-operated and franchise locations. Restaurant operations own the land and building for 136 restaurants. The following table lists the locations of the restaurants as of December 31, 2024.

	Steak n Shake			Western Sizzlin		
	Company Operated	Franchise Partner	Traditional Franchise	Company Operated	Franchise	Total
Domestic:						
Alabama	1	1	3	—	4	9
Arkansas	—	—	3	—	5	8
California	—	—	2	—	—	2
Colorado	1	—	—	—	—	1
Florida	19	56	4	—	—	79
Georgia	7	11	11	—	3	32
Illinois	35	14	7	—	—	56
Indiana	32	21	—	—	—	53
Iowa	2	1	1	—	—	4
Kentucky	—	12	6	—	—	18
Louisiana	—	—	1	—	—	1
Maryland	—	—	—	—	1	1
Michigan	9	4	1	—	—	14
Mississippi	—	—	6	—	1	7
Missouri	4	15	20	—	—	39
Nebraska	—	—	1	—	—	1
Nevada	—	—	4	—	—	4
North Carolina	1	5	1	—	6	13
Ohio	25	18	1	—	1	45
Oklahoma	—	—	1	—	2	3
Pennsylvania	1	—	—	—	—	1
South Carolina	1	—	2	—	1	4
Tennessee	1	7	5	—	3	16
Texas	1	8	5	—	—	14
Virginia	—	—	4	2	2	8
Washington, D.C.	—	—	1	—	—	1
West Virginia	—	—	3	1	—	4
International:						
France	4	—	14	—	—	18
Monaco	1	—	—	—	—	1
Spain	1	—	—	—	—	1
Total	146	173	107	3	29	458

As of December 31, 2024, 10 of the 146 Steak n Shake company-operated stores were closed. Steak n Shake plans to sell or lease six of the 10 locations and refranchise the balance.

Other Properties
Southern Oil primarily operates oil and natural gas wells in Louisiana. Its operations are primarily offshore in Louisiana state waters.

Abraxas Petroleum operates oil and natural gas wells in the Permian Basin.

Through its subsidiaries, the Company owns Steak n Shake's office building in Indianapolis, Indiana; First Guard's office building in Venice, Florida; and Southern Pioneer's office building in Jonesboro, Arkansas. In addition, the Company owns eight various locations that are being leased or are available to be leased by third parties, along with owning one undeveloped property in San Antonio, Texas.

Item 3. Legal Proceedings

Refer to Commitments and Contingencies - Note 15 to the Consolidated Financial Statements included in Item 8 for a discussion of legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information
Biglari Holdings' Class A common stock and Class B common stock are listed for trading on the NYSE, trading symbol: BH.A and BH, respectively.

Shareholders
Biglari Holdings had 1,403 beneficial shareholders of its Class A common stock and 4,348 beneficial shareholders of its Class B common stock as of February 6, 2025.

Dividends
Biglari Holdings has never declared a dividend.

Issuer Purchases of Equity Securities
From November 12, 2024 through December 17, 2024, The Lion Fund, L.P. purchased 5,857 shares of Class A common stock and 45,366 shares of Class B common stock. The Lion Fund, L.P. may be deemed an "affiliated purchaser" as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended. The purchases were made through open market transactions.

	Total Number of Class A Shares Purchased	Average Price Paid per Class A Share	Total Number of Class B Shares Purchased	Average Price Paid per Class B Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under Plans or Programs
October 1, 2024 - October 31, 2024	—	$ —	—	$ —	—	—
November 1, 2024 - November 30, 2024	4,349	$ 1,012.12	34,838	$ 203.90	—	—
December 1, 2024 - December 31, 2024	1,508	$ 1,188.35	10,528	$ 231.10	—	—
Total	5,857		45,366		—	

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(dollars in thousands, except per-share data)

Biglari Holdings Inc. is a holding company owning subsidiaries engaged in a number of diverse business activities, including property and casualty insurance and reinsurance, licensing and media, restaurants, and oil and gas. The Company's largest operating subsidiaries are involved in the franchising and operating of restaurants. Biglari Holdings is founded and led by Sardar Biglari, Chairman and Chief Executive Officer of the Company.

Biglari Holdings' management system combines decentralized operations with centralized financial decision-making. Operating decisions for the various business units are made by their respective managers. All major investment and capital allocation decisions are made for the Company and its subsidiaries by Mr. Biglari.

As of December 31, 2024, Mr. Biglari beneficially owns shares of the Company that represent approximately 74.3% of the voting interest.

Business Acquisitions

During 2022, the Company purchased 90% of Abraxas Petroleum Corporation ("Abraxas Petroleum") for $80,000. During 2023, the Company acquired the remaining 10% of Abraxas Petroleum for $5,387. The Company's financial results include the results of Abraxas Petroleum from the date of acquisition, September 14, 2022, to the end of the calendar year.

Discussion of Operations

Net earnings attributable to Biglari Holdings Inc. shareholders are disaggregated in the table that follows.

	2024	2023	2022
Operating businesses:			
Restaurant	$ 15,470	$ 21,831	$ 9,383
Insurance	7,169	10,262	7,662
Oil and gas	15,458	25,406	19,091
Brand licensing	(884)	8	1,313
Interest expense	(589)	(531)	(305)
Corporate and other	(12,503)	(17,814)	(9,806)
Total operating businesses	24,121	39,162	27,338
Investment partnership gains (losses)	(28,119)	14,646	(56,961)
Investment gains (losses)	239	1,731	(2,682)
Net earnings (loss)	(3,759)	55,539	(32,305)
Earnings (loss) attributable to noncontrolling interest	—	591	(287)
Net earnings (loss) attributable to Biglari Holdings Inc. shareholders	$ (3,759)	$ 54,948	$ (32,018)

The following discussion should be read in conjunction with Item 1, Business and our Consolidated Financial Statements and the notes thereto included in this Form 10-K. The following discussion should also be read in conjunction with the "Cautionary Note Regarding Forward-Looking Statements" and the risks and uncertainties described in Item 1A, Risk Factors, set forth above.

Our Management Discussion and Analysis generally discusses 2024 and 2023 items. Discussions of 2022 items can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 26, 2024.

Investment gains and losses in 2024 and 2023 were mainly derived from our investments in equity securities and included unrealized gains and losses from market price changes during the period. We believe that investment gains/losses are generally meaningless for analytical purposes in understanding our reported quarterly and annual results. These gains and losses have caused and will continue to cause significant volatility in our periodic earnings.

Through our subsidiaries, we engage in numerous diverse business activities. We operate on a decentralized management structure. The business segment data (Note 17 to the accompanying Consolidated Financial Statements) should be read in conjunction with this discussion.

Restaurants

Our restaurant businesses, which include Steak n Shake and Western Sizzlin, comprise 458 company-operated and franchise restaurants as of December 31, 2024.

	Steak n Shake			Western Sizzlin		
	Company-operated	Franchise Partner	Traditional Franchise	Company-operated	Franchise	Total
Stores on December 31, 2021	199	159	178	3	38	577
Corporate stores transitioned	(16)	16	—	—	—	—
Net restaurants opened (closed)	(6)	—	(24)	—	(2)	(32)
Stores on December 31, 2022	177	175	154	3	36	545
Corporate stores transitioned	(6)	7	(1)	—	—	—
Net restaurants opened (closed)	(23)	(1)	(25)	—	(4)	(53)
Stores on December 31, 2023	148	181	128	3	32	492
Corporate stores transitioned	9	(8)	(1)	—	—	—
Net restaurants opened (closed)	(11)	—	(20)	—	(3)	(34)
Stores on December 31, 2024	146	173	107	3	29	458

As of December 31, 2024, 10 of the 146 company-operated Steak n Shake stores were closed. Steak n Shake plans to sell or lease six of the 10 locations and refranchise the balance.

Restaurant operations for 2024, 2023, and 2022 are summarized below.

	2024		2023		2022	
Revenue						
Net sales	$ 159,213		$ 152,545		$ 149,184	
Franchise partner fees	70,616		72,552		63,853	
Franchise royalties and fees	13,632		16,443		19,678	
Other revenue	7,986		9,317		8,853	
Total revenue	251,447		250,857		241,568	
Restaurant cost of sales						
Cost of food	47,891	30.1 %	44,993	29.5 %	44,461	29.8 %
Labor costs	50,431	31.7 %	47,090	30.9 %	50,524	33.9 %
Occupancy and other	45,127	28.3 %	45,903	30.1 %	45,279	30.4 %
Total cost of sales	143,449		137,986		140,264	
Selling, general and administrative						
General and administrative	47,130	18.7 %	44,120	17.6 %	40,206	16.6 %
Marketing	12,584	5.0 %	12,631	5.0 %	13,921	5.8 %
Other expenses (income)	(5,800)	(2.3)%	(7,935)	(3.2)%	(2,294)	(0.9)%
Total selling, general and administrative	53,914		48,816		51,833	
Impairments	107	— %	3,947	1.6 %	3,520	1.5 %
Depreciation and amortization	27,002	10.7 %	27,031	10.8 %	27,496	11.4 %
Interest on finance leases and obligations	5,361		5,114		5,493	
Earnings before income taxes	21,614		27,963		12,962	
Income tax expense	6,144		6,132		3,579	
Contribution to net earnings	$ 15,470		$ 21,831		$ 9,383	

Cost of food, labor, and occupancy and other costs are expressed as a percentage of net sales.
General and administrative, marketing, other expenses, impairments, and depreciation and amortization are expressed as a percentage of total revenue.

Net sales during 2024 were $159,213 as compared to $152,545 during 2023. Steak n Shake's same-store sales increased 6.4% at its company-operated units.

For company-operated units, sales to the end customer are recorded as revenue generated by the Company, but for franchise partner units, only our share of the restaurants' profits, along with certain fees, are recorded as revenue. Because we derive most of our revenue from our share of the profits, revenue will decline as we transition from company-operated units to franchise partner units.

Fees generated by our franchise partners were $70,616 in 2024 as compared to $72,552 during 2023. As of December 31, 2024, there were 173 franchise partner units as compared to 181 franchise partner units as of December 31, 2023.

Included in the franchise partner fees were $22,884 and $22,687 of rental income during 2024 and 2023, respectively. Franchise partners rent buildings and equipment from Steak n Shake.

Our share of franchise partner fees was $1,936, or 2.7% lower during 2024 as compared to 2023 primarily because our franchise partners' cost of food expenses were 1.3 percentage points higher during 2024 as compared to 2023. Our share of the increased cost of food expenses was $2,617.

The franchise royalties and fees generated by the traditional franchising business were $13,632 during 2024 as compared to $16,443 during 2023. The decrease in franchise royalties and fees was primarily due to the closing of certain traditional franchise stores. There were 136 traditional units open on December 31, 2024, as compared to 160 units open on December 31, 2023.

The cost of food at company-operated units in 2024 was $47,891, or 30.1% of net sales as compared to $44,993, or 29.5% of net sales in 2023. The increase was primarily due to cost inflation.

The labor costs at company-operated restaurants during 2024 were $50,431, or 31.7% of net sales as compared to $47,090, or 30.9% of net sales in 2023. Labor costs expressed as a percentage of net sales increased during 2024 compared to 2023 primarily due to an increase in store-level managers.

General and administrative expenses during 2024 were $47,130, or 18.7% of total revenue as compared to $44,120, or 17.6% of total revenue during 2023. The increase in general and administrative expenses was mainly attributable to Steak n Shake: higher legal fees ($700), fees related to its new prototype ($500), and contractual services ($900).

Other income decreased during 2024 compared to 2023, primarily because of fewer real estate transactions.

Interest on obligations under leases was $5,361 during 2024 versus $5,114 during 2023.

To better convey the performance of the franchise partnership model, the table below shows the underlying sales, cost of food, labor costs, and other restaurant costs of the franchise partners. We believe the franchise partner information is useful to readers, as it has a direct effect on Steak n Shake's profitability.

	2024		2023	
Revenue				
Net sales and other	$ 326,736		$ 324,281	
Restaurant cost of sales				
Cost of food	$ 96,550	29.5 %	$ 91,317	28.2 %
Labor costs	88,009	26.9 %	86,286	26.6 %
Occupancy and other	68,061	20.8 %	66,135	20.4 %
Total cost of sales	$ 252,620		$ 243,738	

The Company's consolidated financial statements do not include data in the table above. Figures are shown for information purposes only.

Insurance

We view our insurance businesses as possessing two activities: underwriting and investing. Underwriting decisions are the responsibility of the unit managers, whereas investing decisions are the responsibility of our Chairman and CEO, Sardar Biglari. Our business units are operated under separate local management. Biglari Holdings' insurance operations consist of First Guard, Southern Pioneer, and Biglari Reinsurance.

Underwriting results of our insurance operations are summarized below.

	2024	2023	2022
Underwriting gain (loss) attributable to:			
First Guard	$ 4,038	$ 9,492	$ 6,578
Southern Pioneer	400	(1,038)	(1,277)
Pre-tax underwriting gain	4,438	8,454	5,301
Income tax expense	932	1,775	1,113
Net underwriting gain	$ 3,506	$ 6,679	$ 4,188

Earnings of our insurance operations are summarized below.

	2024	2023	2022
Premiums written	$ 68,394	$ 63,064	$ 61,108
Premiums earned	$ 65,809	$ 61,225	$ 59,949
Insurance losses	43,643	35,668	37,187
Underwriting expenses	17,728	17,103	17,461
Pre-tax underwriting gain	4,438	8,454	5,301
Other income and expenses			
Investment income	3,928	3,074	1,380
Other income	724	1,555	3,223
Total other income	4,652	4,629	4,603
Earnings before income taxes	9,090	13,083	9,904
Income tax expense	1,921	2,821	2,242
Contribution to net earnings	$ 7,169	$ 10,262	$ 7,662

Insurance premiums and other on the consolidated statement of earnings includes premiums earned, investment income, other income, and commissions. Commissions are in other income in the above table.

Management's Discussion and Analysis *(continued)*

First Guard

First Guard is a direct underwriter of commercial truck insurance, primarily selling physical damage and nontrucking liability insurance to truckers. First Guard's insurance products are marketed primarily through direct response methods via the Internet or by telephone. First Guard's cost-efficient direct response marketing methods enable it to be a low-cost insurer. A summary of First Guard's underwriting results follows.

	2024		2023		2022	
	Amount	%	Amount	%	Amount	%
Premiums written	$ 37,691		$ 36,917		$ 35,914	
Premiums earned	$ 37,691	100.0 %	$ 36,917	100.0 %	$ 35,914	100.0 %
Insurance losses	27,236	72.3 %	20,861	56.5 %	22,299	62.1 %
Underwriting expenses	6,417	17.0 %	6,564	17.8 %	7,037	19.6 %
Total losses and expenses	33,653	89.3 %	27,425	74.3 %	29,336	81.7 %
Pre-tax underwriting gain	$ 4,038		$ 9,492		$ 6,578	

First Guard produced an underwriting gain in 2024. Its underwriting gain declined $5,454, or 57.5% in 2024 as compared to 2023, reflecting significant increases in average claim severity, primarily due to significant cost inflation in physical damage claims. It is the nature of the insurance business to experience volatility in underwriting performance.

Southern Pioneer

Southern Pioneer underwrites garage liability and commercial property insurance, as well as homeowners and dwelling fire insurance. A summary of Southern Pioneer's underwriting results follows.

	2024		2023		2022	
	Amount	%	Amount	%	Amount	%
Premiums written	$ 30,703		$ 26,147		$ 25,194	
Premiums earned	$ 28,118	100.0 %	$ 24,308	100.0 %	$ 24,035	100.0 %
Insurance losses	16,407	58.4 %	14,807	60.9 %	14,888	61.9 %
Underwriting expenses	11,311	40.2 %	10,539	43.4 %	10,424	43.4 %
Total losses and expenses	27,718	98.6 %	25,346	104.3 %	25,312	105.3 %
Pre-tax underwriting gain (loss)	$ 400		$ (1,038)		$ (1,277)	

Premiums earned increased $3,810, or 15.7% in 2024 compared to 2023, primarily because of growth in its personal lines, e.g., homeowners insurance. Southern Pioneer's ratio of losses and loss adjustment expenses to premiums earned was 58.4% during 2024 as compared to 60.9% during 2023.

Insurance – Investment Income

A summary of net investment income attributable to our insurance operations follows.

	2024	2023	2022
Interest, dividends, and other investment income:			
First Guard	$ 1,976	$ 1,873	$ 751
Southern Pioneer	1,895	1,201	629
Biglari Reinsurance	57	—	—
Pre-tax investment income	3,928	3,074	1,380
Income tax expense	825	646	289
Net investment income	$ 3,103	$ 2,428	$ 1,091

We consider investment income as a component of our aggregate insurance operating results. However, we consider investment gains and losses, whether realized or unrealized, as non-operating.

Oil and Gas

A summary of revenue and earnings of oil and gas operations follows.

	2024	2023	2022
Oil and gas revenue	$ 36,945	$ 45,071	$ 57,546
Oil and gas production costs	16,636	17,365	17,842
Depreciation, depletion, and accretion	11,102	10,339	8,013
General and administrative expenses	6,135	5,164	6,500
Total cost and expenses	33,873	32,868	32,355
Gain on sale of properties	16,700	13,563	—
Earnings before income taxes	19,772	25,766	25,191
Income tax expense	4,314	360	6,100
Contribution to net earnings	$ 15,458	$ 25,406	$ 19,091

Our oil and gas business is highly dependent on oil and natural gas prices. We did not record any impairments to our oil and gas assets during 2024. However, we may be required to record impairments of our oil and gas properties resulting from prolonged declines in oil and gas prices. It is expected that the prices of oil and gas commodities will remain volatile, which will be reflected in our financial results.

Abraxas Petroleum

Abraxas Petroleum operates oil and natural gas properties in the Permian Basin. Earnings for Abraxas Petroleum from the date of acquisition, September 14, 2022, are summarized below.

	2024	2023	2022
Oil and gas revenue	$ 22,590	$ 27,576	$ 11,455
Oil and gas production costs	9,517	9,605	4,487
Depreciation, depletion, and accretion	6,202	6,359	2,510
General and administrative expenses	3,718	2,765	3,806
Total cost and expenses	19,437	18,729	10,803
Gain on sale of properties	16,700	13,563	—
Earnings before income taxes	19,853	22,410	652
Income tax expense (benefit)	4,361	(384)	154
Contribution to net earnings	$ 15,492	$ 22,794	$ 498

Abraxas Petroleum's revenue decreased $4,986, or 18.1% during 2024 compared to 2023. Abraxas Petroleum reduced production by shutting in wells during 2024 due to lower natural gas prices.

Abraxas Petroleum recorded a gain of $16,700 as a result of selling undeveloped reserves to an unaffiliated party whose aim is to conduct development activities; however, Abraxas Petroleum will not be required to fund any exploration expenditures on its undeveloped properties. During the third quarter of 2023, Abraxas Petroleum entered into a similar royalty-based arrangement on its undeveloped properties, which began producing in the third quarter of 2024.

Abraxas Petroleum's general and administrative expenses increased $953, or 34.5%, primarily because of estimated costs to plug, abandon, and reclaim wells in North Dakota. The costs relate to wells that Abraxas used prior to our acquisition of Abraxas Petroleum.

Southern Oil

Southern Oil primarily operates oil and natural gas properties offshore in Louisiana state waters. Earnings for Southern Oil are summarized below.

	2024	2023	2022
Oil and gas revenue	$ 14,355	$ 17,495	$ 46,091
Oil and gas production costs	7,119	7,760	13,355
Depreciation, depletion, and accretion	4,900	3,980	5,503
General and administrative expenses	2,417	2,399	2,694
Total cost and expenses	14,436	14,139	21,552
Earnings (loss) before income taxes	(81)	3,356	24,539
Income tax expense (benefit)	(47)	744	5,946
Contribution to net earnings	$ (34)	$ 2,612	$ 18,593

Southern Oil's revenue decreased $3,140, or 17.9% during 2024 compared to 2023. Southern Oil repaired several nonperforming wells throughout 2024. Southern Oil completed the drilling of a well during the second half of 2024, which accounted for the majority of the increased depletion costs.

Brand Licensing

Maxim's business lies principally in licensing and media. Earnings of operations are summarized below.

	2024	2023	2022
Licensing and media revenue	$ 1,029	$ 2,118	$ 4,577
Licensing and media cost	2,036	1,840	2,695
General and administrative expenses	173	267	122
Earnings (loss) before income taxes	(1,180)	11	1,760
Income tax expense	(296)	3	447
Contribution to net earnings	$ (884)	$ 8	$ 1,313

Licensing and media revenue decreased $1,089 in 2024 compared to 2023 primarily due to the poor performance of an important licensing arrangement.

Investment Gains and Investment Partnership Gains

Investment gains net of tax were $239 in 2024 as compared to $1,731 in 2023. Dividends and interest earned on investments are reported as investment income by our insurance companies. We consider investment income as a component of our aggregate insurance operating results. However, we consider investment gains and losses, whether realized or unrealized, as non-operating.

Earnings from our investments in partnerships are summarized below.

	2024	2023	2022
Investment partnership gains (losses)	$ (41,058)	$ 19,440	$ (75,953)
Tax expense (benefit)	(12,939)	4,794	(18,992)
Contribution to net earnings	$ (28,119)	$ 14,646	$ (56,961)

Investment partnership gains include gains/losses from changes in the market values of underlying investments and dividends earned by the partnerships. Dividend income has a lower effective tax rate than income from capital gains. These gains and losses have caused and will continue to cause significant volatility in our periodic earnings.

The investment partnerships hold the Company's common stock as investments. The Company's pro-rata share of its common stock held by the investment partnerships is recorded as treasury stock even though these shares are legally outstanding. Gains and losses on Company common stock included in the earnings of the partnerships are eliminated in the Company's consolidated financial results.

Investment gains in 2024 and 2023 were mainly derived from our investments in equity securities and included unrealized gains and losses from market price changes during the period. We believe that investment gains/losses are generally meaningless for analytical purposes in understanding our reported quarterly or annual results.

Interest Expense

The Company's interest expense is summarized below.

	2024	2023	2022
Interest expense on notes payable and other borrowings	$ (771)	$ (681)	$ (399)
Tax benefit	(182)	(150)	(94)
Interest expense net of tax	$ (589)	$ (531)	$ (305)

Income Taxes

The consolidated income tax benefit was $4,395 in 2024 versus the tax expense of $9,308 in 2023. The variance in income taxes between 2024 and 2023 is attributable to taxes on income generated by the investment partnerships. Excluding investment partnership activities, pretax income was $32,904 and $45,407 and tax expense was $8,544 and $4,514 during 2024 and 2023, respectively. The effective tax rate for the Company (excluding investment partnership activities) was 26.0% during 2024 compared to 9.9% during 2023. The increase in the effective tax rates is primarily attributable to certain tax benefits recognized by Abraxas Petroleum during 2023.

Corporate and Other

Corporate expenses exclude the activities of the restaurant, insurance, brand licensing, and oil and gas businesses. Net losses for Corporate and other were $12,503 during 2024 and $17,814 during 2023. The decrease in net losses was primarily due to a decrease in accrued incentive fees.

Financial Condition

Our consolidated shareholders' equity on December 31, 2024, was $572,961, a decrease of $26,369 as compared to the December 31, 2023 balance. The decrease in shareholders' equity was primarily due to a net loss of $3,759 and a change in treasury stock of $22,256.

Consolidated cash and investments are summarized below.

	December 31,	
	2024	2023
Cash and cash equivalents	$ 30,709	$ 28,066
Investments	102,975	91,879
Fair value of interest in investment partnerships	656,266	472,772
Total cash and investments	789,950	592,717
Less: portion of Company stock held by investment partnerships	(454,539)	(273,669)
Carrying value of cash and investments on balance sheet	$ 335,411	$ 319,048

Unrealized gains/losses of Biglari Holdings' stock held by the investment partnerships are eliminated in the Company's consolidated financial results.

Liquidity
Our balance sheet continues to maintain significant liquidity. Consolidated cash flow activities are summarized below.

	2024	2023	2022
Net cash provided by operating activities	$ 49,660	$ 73,002	$ 127,825
Net cash used in investing activities	(87,388)	(66,080)	(136,605)
Net cash provided by (used in) financing activities	39,484	(16,132)	3,860
Effect of exchange rate changes on cash	22	59	38
Increase (decrease) in cash, cash equivalents, and restricted cash	$ 1,778	$ (9,151)	$ (4,882)

In 2024, cash provided by operating activities decreased by $23,342 as compared to 2023. The change was primarily attributable to a decrease of $15,511 in cash from our business operations and a $4,500 decrease in distributions from investment partnerships.

Net cash used in investing activities was $21,308 higher during 2024 as compared to 2023. Capital expenditures by our oil and gas business increased $11,239 primarily due to the drilling of an oil well by Southern Oil, and purchases of limited partnership interests, which were $30,908 higher during 2024 as compared to 2023.

The Company had net borrowings of $45,000 on its lines of credit in 2024 and had net repayments of $10,000 in 2023.

We intend to meet the working capital needs of our operating subsidiaries, principally through cash flows generated from operations and cash on hand. We continually review available financing alternatives.

Biglari Holdings Lines of Credit
Biglari Holdings' line of credit was amended on September 13, 2024, and the available line of credit was increased to $35,000. The line of credit matures on September 13, 2026. The line of credit includes customary covenants as well as financial maintenance covenants. As of December 31, 2024, we were in compliance with all covenants. There was a $35,000 balance on the line of credit on December 31, 2024. There was no balance on the line of credit on December 31, 2023. Our interest rate was 7.1% on December 31, 2024, and 8.1% on December 31, 2023, respectively.

On November 8, 2024, Biglari Holdings entered into a line of credit in an aggregate principal amount of up to $75,000. The line of credit will be available on a revolving basis until November 7, 2027. The line of credit includes customary covenants as well as financial maintenance covenants. As of December 31, 2024, we were in compliance with all covenants. The balance of the line of credit was $10,000 on December 31, 2024. Our interest rate was 7.8% on December 31, 2024.

Western Sizzlin Revolver
Western Sizzlin's available line of credit is $500. As of December 31, 2024 and 2023, Western Sizzlin had no debt outstanding under its revolver.

Critical Accounting Policies
Certain accounting policies require us to make estimates and judgments in determining the amounts reflected in the consolidated financial statements. Such estimates and judgments necessarily involve varying, and possibly significant, degrees of uncertainty. Accordingly, certain amounts currently recorded in the financial statements will likely be adjusted in the future based on new available information and changes in other facts and circumstances. A discussion of our principal accounting policies that required the application of significant judgments as of December 31, 2024, follows.

Impairment of Restaurant Long-lived Assets
We review company-operated restaurants for impairment on a restaurant-by-restaurant basis when events or circumstances indicate a possible impairment. Assets included in the impairment assessment generally consist of property, equipment, and leasehold improvements directly associated with an individual restaurant as well as any related finance or operating lease assets. We test for impairment by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total estimated future cash flows are less than the carrying amount of the asset, the carrying value is written down to the estimated fair value, and a loss is recognized in earnings. Determining the future cash flows expected to be generated by an asset requires significant judgment regarding future performance of the asset, fair market value if the asset were to be sold, and other financial and economic assumptions.

Oil and Natural Gas Reserves
Crude oil and natural gas reserves are estimates of future production that impact certain asset and expense accounts. Proved reserves are the estimated quantities of oil and gas that geoscience and engineering data demonstrate with reasonable certainty to be economically producible in the future under existing economic conditions, operating methods, and government regulations. Proved reserves include both developed and undeveloped volumes. Proved developed reserves represent volumes expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are volumes expected to be recovered from new wells on undrilled proved acreage, or from existing wells where expenditure is required for recompletion. We estimate our proved oil and natural gas reserves in accordance with the guidelines established by the SEC. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

Income Taxes
We record deferred tax assets or liabilities, which are based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the currently enacted rates and laws that will be in effect when the differences are expected to reverse. We record deferred tax assets to the extent we believe there will be sufficient future taxable income to utilize those assets prior to their expiration. To the extent deferred tax assets are unable to be utilized, we would record a valuation allowance against the unrealizable amount and record that amount as a charge against earnings. Due to changing tax laws and state income tax rates, significant judgment is required to estimate the effective tax rate applicable to tax differences arising from reversal in the future. We must also make estimates about the sufficiency of taxable income in future periods to offset any deductions related to deferred tax assets currently recorded.

Goodwill and Other Intangible Assets
We evaluate goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Goodwill impairment occurs when the estimated fair value of goodwill is less than its carrying value. The valuation methodology and underlying financial information included in our determination of fair value require significant managerial judgment. Based on a review of the qualitative factors, if we determine it is not more likely than not that the fair value is less than the carrying value, we may bypass the quantitative impairment test. We may also elect not to perform the qualitative assessment for the reporting unit or intangible assets and perform a quantitative impairment test instead.

Recently Issued Accounting Pronouncements

For detailed information regarding recently issued accounting pronouncements and the expected impact on our consolidated financial statements, see Note 1 "Summary of Significant Accounting Policies" in the accompanying notes to consolidated financial statements included in Part II, Item 8 of this report on Form 10-K.

Cautionary Note Regarding Forward-Looking Statements

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements include estimates of future revenues, cash flows, capital expenditures, or other financial items, and assumptions underlying any of the foregoing. Forward-looking statements reflect management's current expectations regarding future events and use words such as "anticipate," "believe," "expect," "may," and other similar terminology. A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. Investors should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. These forward-looking statements are all based on currently available operating, financial, and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially depending on a variety of factors, many beyond our control, including, but not limited to, the risks and uncertainties described in Item 1A, Risk Factors, set forth above. We undertake no obligation to publicly update or revise them, except as may be required by law.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Biglari Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Biglari Holdings Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of earnings, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2025 expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 4 and Note 14 to the consolidated financial statements, the Company and its subsidiaries have invested in investment partnerships in the form of limited partnership interests. These investment partnerships represent related parties, and such investments are subject to a rolling five-year lock up period under the terms of the respective partnership agreements for the investment partnerships. The value of these investments reported in the Company's consolidated balance sheets as of December 31, 2024 and 2023 totals $201,727,000 and $199,103,000, respectively. Our opinion is not modified with respect to this matter.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Oil and Gas properties - Determination of Impairment Indicators and Recoverability Test - Refer to Notes 1 and 6 to the financial statements

Critical Audit Matter Description

The successful efforts method is used for crude oil and natural gas exploration and production activities. All costs for development wells, related plant and equipment, proved mineral interests in crude oil and natural gas properties, and related asset retirement obligation assets are capitalized. Management tests property, plant and equipment, including oil and gas properties, for impairment whenever there are indicators that the carrying amount of property, plant and equipment might not be recoverable. If there is an indication that the carrying amount of the Company's oil and gas properties may not be recoverable, management compares the estimated undiscounted future cash flows from oil and gas properties to the carrying values of those properties. Oil and gas properties that have carrying amounts in excess of estimated undiscounted cash flows are written down to fair value.

We have identified the determination of impairment indicators for oil and gas properties as a critical audit matter due to the significant judgments management makes when determining whether events or changes in circumstances have occurred indicating that the carrying amounts of the properties may not be recoverable. We have also identified elements of the Company's recoverability test for oil and gas properties as a critical audit matter due to the significant judgments management makes when determining future cash flows. Auditing management's judgements related to these matters involved especially challenging auditor judgment due to the nature and extent of audit effort required, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's significant judgments and assumptions related to the determination of impairment indicators and elements of the Company's recoverability analysis for oil and gas properties included the following, among others:

- We evaluated management's analysis of impairment indicators by:
    - Testing the effectiveness of the Company's impairment indicator control.
    - Assessing whether oil and gas properties having indicators of impairment were appropriately identified.
- We evaluated the recoverability test analysis, including the estimation of oil and gas properties reserves quantities, by:
    - Testing the effectiveness of controls related to the Company's recoverability test analysis, its estimation of oil and gas properties reserve quantities and prices.
    - Assessing the reasonableness of the Company's recoverability test analysis, including its estimation of oil and gas properties reserve quantities and prices.
- With the assistance of our fair value specialists, we assessed the key assumptions and estimates, including oil and gas prices and risk factors by:
    - Understanding the methodology used by management for development of the oil and gas prices and comparing estimated prices to an independently determined range of prices, including published forward pricing indices and third-party industry sources.
    - Evaluating the risk factors applied to the cash flows for probable and possible oil and gas reserves by comparing to industry surveys.
- We evaluated the experience, qualifications and objectivity of management's specialist, an independent reservoir engineering firm, including the methodologies and calculation procedures used to estimate oil and gas reserves and performing analytical procedures on the reserve quantities.

/s/ DELOITTE & TOUCHE LLP
Austin, Texas
March 1, 2025

We have served as the Company's auditor since 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Biglari Holdings Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Biglari Holdings Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 1, 2025, expressed an unqualified opinion on those financial statements and included an emphasis of matter paragraph relating to the Company's investment in related party investment partnerships.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

The Company did not exercise sufficient oversight in order to design and operate effective internal controls based on the criteria established in the COSO framework. The material weakness in the control environment led to the additional material weaknesses detailed below.

The Company did not design and implement an effective risk assessment based on the criteria established in the COSO framework.

The Company did not effectively design and implement control activities to support the operating effectiveness of controls to prevent and detect potential material errors based on the criteria established in the COSO framework. As a result, the following control deficiencies constitute material weaknesses, individually and in the aggregate: (i) ineffective general information technology controls for restricting access, processing transactions as well as adequate change management processes, and (ii) ineffective controls related to the review and approval of journal entries and reconciliations. These material weaknesses resulted in insufficiently designed controls within the insurance and oil and gas subsidiaries. These deficiencies result in material weaknesses, individually or in the aggregate, for the remaining control activities of these subsidiaries. Additionally, the material weaknesses identified at these subsidiaries resulted in a material weakness, individually or in the aggregate, in the control activities supporting financial reporting at the holding company level as a result of its dependency on that information.

The Company did not effectively design or implement controls related to (i) internal communication of information, including objectives and responsibilities for internal control, necessary to support the functioning of internal control; and (ii) communicating with the Board of Directors regarding matters affecting the functioning of internal control based on the criteria established in the COSO framework.

The Company did not maintain effective monitoring activities to determine whether the components of internal control over financial reporting were present and functioning based on the criteria established in the COSO framework.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the fiscal year ended December 31, 2024, of the Company, and this report does not affect our report on such financial statements.

/s/ DELOITTE & TOUCHE LLP
Austin, Texas
March 1, 2025

BIGLARI HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 31,	
	2024	2023
Assets		
Current assets:		
Cash and cash equivalents	$ 30,709	$ 28,066
Investments	102,975	91,879
Receivables	25,184	22,241
Inventories	4,031	2,980
Other current assets	7,716	7,385
Total current assets	170,615	152,551
Property and equipment	376,155	380,491
Operating lease assets	34,011	32,215
Goodwill	52,496	53,530
Other intangible assets	22,820	23,230
Investment partnerships	201,727	199,103
Other assets	8,309	8,302
Total assets	$ 866,133	$ 849,422
Liabilities and shareholders' equity		
Liabilities		
Current liabilities:		
Accounts payable and accrued expenses	$ 63,381	$ 66,743
Loss and loss adjustment expenses	17,250	15,168
Unearned premiums	17,236	14,334
Current portion of lease obligations	14,449	14,855
Line of credit	35,000	—
Total current liabilities	147,316	111,100
Lease obligations	90,739	86,389
Line of credit	10,000	—
Deferred taxes	29,393	37,939
Asset retirement obligations	15,218	14,316
Other liabilities	506	348
Total liabilities	293,172	250,092
Shareholders' equity		
Common stock	1,138	1,138
Additional paid-in capital	385,594	385,594
Retained earnings	627,699	631,458
Accumulated other comprehensive loss	(2,872)	(2,518)
Treasury stock, at cost	(438,598)	(416,342)
Biglari Holdings Inc. shareholders' equity	572,961	599,330
Total liabilities and shareholders' equity	$ 866,133	$ 849,422

See accompanying Notes to Consolidated Financial Statements.

BIGLARI HOLDINGS INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(dollars in thousands except per-share amounts)

	Year Ended December 31,		
	2024	2023	2022
Revenues			
Restaurant operations	$ 251,447	$ 250,857	$ 241,568
Insurance premiums and other	72,693	67,272	64,540
Oil and gas	36,945	45,071	57,546
Licensing and media	1,029	2,118	4,577
Total revenues	362,114	365,318	368,231
Costs and expenses			
Restaurant cost of sales	143,449	137,986	140,264
Insurance losses and underwriting expenses	61,371	52,771	54,648
Oil and gas production costs	16,636	17,365	17,842
Licensing and media costs	2,036	1,840	2,695
Selling, general and administrative	75,671	77,002	70,608
Gain on sale of oil and gas properties	(16,700)	(13,563)	—
Impairments	1,107	3,947	3,520
Depreciation, depletion, and amortization	39,843	38,979	36,443
Interest expense on leases	5,361	5,114	5,493
Interest expense on debt	771	681	399
Total cost and expenses	329,545	322,122	331,912
Other income			
Investment gains (losses)	335	2,211	(3,393)
Investment partnership gains (losses)	(41,058)	19,440	(75,953)
Total other income (expenses)	(40,723)	21,651	(79,346)
Earnings (loss) before income taxes	(8,154)	64,847	(43,027)
Income tax expense (benefit)	(4,395)	9,308	(10,722)
Net earnings (loss)	(3,759)	55,539	(32,305)
Earnings (loss) attributable to noncontrolling interest	—	591	(287)
Net earnings (loss) attributable to Biglari Holdings Inc. shareholders	$ (3,759)	$ 54,948	$ (32,018)
Net earnings (loss) per equivalent Class A share *	$ (13.45)	$ 189.49	$ (107.43)

* Net earnings (loss) per equivalent Class B share outstanding are one-fifth of the equivalent Class A share or $(2.69) for 2024, $37.90 for 2023, and $(21.49) for 2022.

See accompanying Notes to Consolidated Financial Statements.

BIGLARI HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands)

	Year Ended December 31,		
	2024	2023	2022
Net earnings (loss)	$ (3,759)	$ 55,539	$ (32,305)
Foreign currency translation	(354)	272	(883)
Comprehensive income (loss)	(4,113)	55,811	(33,188)
Comprehensive income (loss) attributable to noncontrolling interest	—	591	(287)
Total comprehensive income (loss) attributable to Biglari Holdings Inc. shareholders	$ (4,113)	$ 55,220	$ (32,901)

See accompanying Notes to Consolidated Financial Statements.

BIGLARI HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year Ended December 31,		
	2024	2023	2022
Operating activities			
Net earnings (loss)	$ (3,759)	$ 55,539	$ (32,305)
Adjustments to reconcile net earnings (loss) to operating cash flows:			
Depreciation and amortization	39,843	38,979	36,443
Provision for deferred income taxes	(8,489)	6,567	(15,582)
Asset impairments	1,107	3,947	3,520
Gains on sale of assets	(22,796)	(21,241)	(1,578)
Investment (gains) losses	(335)	(2,211)	3,393
Investment partnership (gains) losses	41,058	(19,440)	75,953
Distributions from investment partnerships	10,000	14,500	70,700
Changes in receivables and inventories	(5,243)	5,783	3,339
Changes in other assets	(2,094)	2,810	8,523
Changes in accounts payable and accrued expenses	368	(12,231)	(24,581)
Net cash provided by operating activities	49,660	73,002	127,825
Investing activities			
Capital expenditures	(30,594)	(23,405)	(29,746)
Proceeds from property and equipment disposals	29,138	24,627	5,318
Acquisition of business, net of cash acquired	—	—	(58,274)
Purchases of noncontrolling interests	—	(5,387)	—
Purchases of interests in limited partnerships	(75,938)	(45,030)	(48,569)
Purchases of investments	(67,445)	(107,866)	(134,451)
Sales of investments and redemptions of fixed maturity securities	57,451	90,981	129,117
Net cash used in investing activities	(87,388)	(66,080)	(136,605)
Financing activities			
Payments on line of credit	(16,050)	(41,600)	(20,000)
Proceeds from line of credit	61,050	31,600	30,000
Principal payments on direct financing lease obligations	(5,516)	(6,132)	(6,140)
Net cash provided by (used in) financing activities	39,484	(16,132)	3,860
Effect of exchange rate changes on cash	22	59	38
Increase (decrease) in cash, cash equivalents, and restricted cash	1,778	(9,151)	(4,882)
Cash, cash equivalents, and restricted cash at beginning of period	29,654	38,805	43,687
Cash, cash equivalents, and restricted cash at end of period	$ 31,432	$ 29,654	$ 38,805

	Year Ended December 31,		
	2024	2023	2022
Cash and cash equivalents	$ 30,709	$ 28,066	$ 37,467
Restricted cash included in other long-term assets	723	1,588	1,338
Cash, cash equivalents, and restricted cash at end of period	$ 31,432	$ 29,654	$ 38,805

See accompanying Notes to Consolidated Financial Statements.

BIGLARI HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(dollars in thousands)

	Biglari Holdings Inc. Shareholder's Equity						
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-controlling interest	Total
Balance at December 31, 2021	$ 1,138	$ 381,788	$ 608,528	$ (1,907)	$ (401,851)	$ —	$ 587,696
Net earnings (loss)			(32,018)			(287)	(32,305)
Other comprehensive income, net				(883)			(883)
Adjustment for holdings in investment partnerships					(7,829)		(7,829)
Transactions with noncontrolling interests						8,889	8,889
Balance at December 31, 2022	$ 1,138	$ 381,788	$ 576,510	$ (2,790)	$ (409,680)	$ 8,602	$ 555,568
Net earnings (loss)			54,948			591	55,539
Other comprehensive income, net				272			272
Adjustment for holdings in investment partnerships					(6,662)		(6,662)
Purchases of noncontrolling interests		3,806				(9,193)	(5,387)
Balance at December 31, 2023	$ 1,138	$ 385,594	$ 631,458	$ (2,518)	$ (416,342)	$ —	$ 599,330
Net earnings (loss)			(3,759)				(3,759)
Other comprehensive income, net				(354)			(354)
Adjustment for holdings in investment partnerships					(22,256)		(22,256)
Balance at December 31, 2024	$ 1,138	$ 385,594	$ 627,699	$ (2,872)	$ (438,598)	$ —	$ 572,961

See accompanying Notes to Consolidated Financial Statements.

BIGLARI HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Years Ended December 31, 2024, 2023, and 2022)
(dollars in thousands, except per-share data)

Note 1. Summary of Significant Accounting Policies

Description of Business
Biglari Holdings Inc. is a holding company owning subsidiaries engaged in a number of diverse business activities, including property and casualty insurance and reinsurance, licensing and media, restaurants, and oil and gas. The Company's largest operating subsidiaries are involved in the franchising and operating of restaurants. Biglari Holdings is founded and led by Sardar Biglari, Chairman and Chief Executive Officer of the Company.

Biglari Holdings' management system combines decentralized operations with centralized financial decision-making. Operating decisions for the various business units are made by their respective managers. All major investment and capital allocation decisions are made for the Company and its subsidiaries by Mr. Biglari.

As of December 31, 2024, Mr. Biglari beneficially owns shares of the Company that represent approximately 74.3% of the voting interest.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including Steak n Shake Inc., Western Sizzlin Corporation, First Guard Insurance Company, Maxim Inc., Southern Pioneer Property & Casualty Insurance Company, Biglari Reinsurance Ltd., Southern Oil Company, and Abraxas Petroleum Corporation. Intercompany accounts and transactions have been eliminated in consolidation.

Cash, Cash Equivalents, and Restricted Cash
Cash equivalents primarily consist of U.S. Government securities and money market accounts, all of which have original maturities of three months or less. Cash equivalents are carried at fair value. The statement of cash flows includes restricted cash with cash and cash equivalents.

Investments
We classify investments in fixed maturity securities at the acquisition date as either available-for-sale or held-to-maturity and re-evaluate the classification at each balance sheet date. Securities classified as held-to-maturity are carried at amortized cost, reflecting the ability and intent to hold the securities to maturity. As of December 31, 2024 and 2023, all investments were classified as available-for-sale and carried at fair value with net unrealized gains or losses reported in the statements of earnings. Realized gains and losses on disposals of investments are determined by the specific identification of the cost of investments sold. Dividends earned on investments are reported as investment income by our insurance companies. We consider investment income as a component of our aggregate insurance operating results. However, we consider investment gains and losses, whether realized or unrealized, as non-operating.

Investment Partnerships
The Company holds a limited interest in The Lion Fund, L.P., and The Lion Fund II, L.P. (collectively the "investment partnerships"). Biglari Capital Corp. ("Biglari Capital"), an entity solely owned by Mr. Biglari, is the general partner of the investment partnerships. Our interests in the investment partnerships are accounted as equity method investments because of our retained limited partner interests. The Company records investment partnership gains (inclusive of the investment partnerships' unrealized gains and losses on their securities) as a component of other income based on our proportional ownership interest in the partnerships. The investment partnerships are, for purposes of generally accepted accounting principles ("GAAP"), investment companies under the AICPA Audit and Accounting Guide *Investment Companies.*

Note 1. Summary of Significant Accounting Policies *(continued)*

Concentration of Equity Price Risk
The majority of our investments are conducted through investment partnerships that generally hold common stocks. We also hold marketable securities directly. We concentrate a high percentage of the investments in a small number of equity securities. A significant decline in the general stock market or in the prices of our major investments may have a materially adverse effect on our earnings and on consolidated shareholders' equity.

Receivables
Our accounts receivable balance consists primarily of franchisee, customer, and other receivables. We carry our accounts receivable at cost less an allowance for doubtful accounts, which is based on a history of past write-offs and collections and current credit conditions. Allowance for doubtful accounts was $2,578 and $2,546 at December 31, 2024 and 2023, respectively.

Inventories
Inventories are valued at the lower of cost (first-in, first-out method) or market, and consist primarily of restaurant food items and supply inventory.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized on the straight-line method over the estimated useful lives of the assets (10 to 30 years for buildings and land improvements, and 3 to 10 years for equipment). Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the term of the related leases. Interest costs associated with the construction of new restaurants are capitalized. Major improvements are also capitalized, while repairs and maintenance are expensed as incurred. We review our long-lived restaurant assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For purposes of this assessment, assets are evaluated at the lowest level for which there are identifiable cash flows, which is generally at the individual restaurant level. Assets included in the impairment assessment generally consist of property, equipment, and leasehold improvements directly associated with an individual restaurant as well as any related finance or operating lease assets. If the future undiscounted cash flows of an asset are less than the recorded value, an impairment is recorded for the difference between the carrying value and the estimated fair value of the asset.

Oil and Gas Properties
The successful efforts method is used for crude oil and natural gas exploration and production activities. All costs for development wells, related plant and equipment, proved mineral interests in crude oil and natural gas properties, and related asset retirement obligation assets are capitalized. Costs of exploratory wells are capitalized pending determination of whether the wells found proved reserves. Costs of wells that are assigned proved reserves remain capitalized. Costs are also capitalized for exploratory wells that have found crude oil and natural gas reserves, even if the reserves cannot be classified as proved when the drilling is completed, provided the exploratory well has found a sufficient quantity of reserves to justify its completion as a producing well and the company is making sufficient progress assessing the reserves and the economic and operating viability of the project. All other exploratory wells and costs are expensed. We did not have any property acquisition or exploration activities during 2024; however, we did have $11,636 of development costs on a well. We did not have any property acquisition or exploration activities during 2023, and development costs were nominal.

Asset Retirement Obligations
Asset retirement obligations relate to future costs associated with the plugging and abandonment of oil and gas wells, the removal of equipment and facilities from leased acreage, and the return of such land to its original condition. The Company determines its asset retirement obligation amounts by calculating the present value of the estimated future cash outflows associated with its plug and abandonment obligations. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred, and the cost of such liability increases the carrying amount of the related long-lived asset by the same amount. The liability is accreted each period through charges to depreciation, depletion, and amortization expense, and the capitalized cost is depleted on a unit-of-production basis over the proved developed reserves of the related asset. If an asset retirement obligation is settled for an amount other than the recorded amount, a gain or loss is recognized.

Goodwill and Other Intangible Assets

Goodwill and indefinite life intangible assets are not amortized, but are tested for potential impairment on an annual basis using either a qualitative or quantitative approach, or more often if events or circumstances change that could cause goodwill or indefinite life intangible assets to become impaired. Other purchased intangible assets are amortized over their estimated useful lives, generally on a straight-line basis. We perform reviews for impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying value. When an impairment is identified, we reduce the carrying value of the asset to its estimated fair value. During 2024, $1,000 of impairment was recorded to goodwill at the Western Sizzlin reporting unit. During 2023 and 2022, no impairment was recorded to goodwill. During 2024, no impairment was recorded to other intangible assets. During 2023, $20 of impairment was recorded to other intangible assets. During 2022, no impairment was recorded to other intangible assets. Refer to Note 8 for information regarding our goodwill and other intangible assets.

Dual Class Common Stock

The Company has two classes of common stock, designated Class A common stock and Class B common stock. Each Class A common share is entitled to one vote. Class B common stock possesses economic rights equal to one-fifth (1/5th) of such rights of Class A common stock; however, Class B common stock has no voting rights.

The following table presents shares authorized, issued, and outstanding.

	December 31, 2024		December 31, 2023		December 31, 2022	
	Class A	Class B	Class A	Class B	Class A	Class B
Common stock authorized	500,000	10,000,000	500,000	10,000,000	500,000	10,000,000
Common stock issued and outstanding	206,864	2,068,640	206,864	2,068,640	206,864	2,068,640

Earnings Per Share

Earnings per share of common stock is based on the weighted-average number of shares outstanding during the year. The shares of Company stock attributable to our limited partner interest in the investment partnerships — based on our proportional ownership during this period — are considered treasury stock on the consolidated balance sheet and thereby deemed not to be included in the calculation of weighted-average common shares outstanding. However, these shares are legally outstanding.

The Company has applied the "two-class method" of computing earnings per share as prescribed in Accounting Standards Codification ("ASC") 260, "*Earnings Per Share*." The equivalent Class A common stock applied for computing earnings per share excludes the proportional shares of Biglari Holdings' stock held by the investment partnerships. In the tabulation below is the equivalent Class A common stock for earnings per share. There are no dilutive securities outstanding.

	2024	2023	2022
Equivalent Class A common stock outstanding	620,592	620,592	620,592
Proportional ownership of Company stock held by investment partnerships	341,211	330,606	322,561
Equivalent Class A common stock for earnings per share	279,381	289,986	298,031

Revenue Recognition

Restaurant operations

Restaurant operations revenues were disaggregated as follows.

	2024	2023	2022
Net sales	$ 159,213	$ 152,545	$ 149,184
Franchise partner fees	70,616	72,552	63,853
Franchise royalties and fees	13,632	16,443	19,678
Other	7,986	9,317	8,853
	$ 251,447	$ 250,857	$ 241,568

Note 1. Summary of Significant Accounting Policies *(continued)*

Net Sales
Net sales are composed of retail sales of food through company-operated stores. Company-operated store revenues are recognized, net of discounts and sales taxes, when our obligation to perform is satisfied at the point of sale. Sales taxes related to these sales are collected from customers and remitted to the appropriate taxing authority and are not reflected in the Company's consolidated statements of earnings as revenue.

Franchise Partner Fees
Franchise partner fees are composed of up to 15% of sales as well as 50% of profits. We are therefore fully affected by the operating results of the business, unlike in a traditional franchising arrangement, where the franchisor obtains a royalty fee based on sales only. We generate the majority of our revenue from our share of the franchise partners' profits. An initial franchise fee of ten thousand dollars is recognized when the operator becomes a franchise partner. The Company recognizes franchise partner fees monthly as underlying restaurant sales occur.

The Company leases or subleases property and equipment to franchisees under lease arrangements. Both real estate and equipment rental payments are charged to franchisees and are recognized in accordance with ASC 842, "*Leases.*" During the years ended 2024, 2023, and 2022, restaurant operations recognized $22,884, $22,687, and $20,426, respectively, in franchise partner fees related to rental income.

Franchise Royalties and Fees
Franchise royalties and fees from Steak n Shake and Western Sizzlin franchisees are based upon a percentage of sales of the franchise restaurant and are recognized as earned. Franchise royalties are billed on a weekly or monthly basis. Initial franchise fees when a new restaurant opens or at the start of a new franchise term are recorded as deferred revenue when received and recognized as revenue over the term of the franchise agreement.

During the years ended December 31, 2024, 2023, and 2022, restaurant operations recognized $463, $1,207, and $1,810, respectively, in revenue related to initial franchise fees. As of December 31, 2024 and 2023, restaurant operations had deferred revenue recorded in accrued expenses related to franchise fees of $1,756 and $2,280, respectively. Restaurant operations expect to recognize approximately $300 of deferred revenue during 2025.

Our advertising arrangements with franchisees are reported in franchise royalties and fees. During the years ended December 31, 2024, 2023, and 2022, restaurant operations recognized $3,290, $4,479, and $6,386, respectively, in revenue related to franchisee advertising fees. As of December 31, 2024 and 2023, restaurant operations had deferred revenue recorded in accrued expenses related to franchisee advertising fees of $1,441 and $1,945, respectively. Restaurant operations expect to recognize approximately $1,000 of deferred revenue during 2025.

Other Revenue
Restaurant operations sells gift cards to customers which can be redeemed in our stores. Gift cards are recorded as deferred revenue when issued and are subsequently recorded as net sales upon redemption. Restaurant operations estimates breakage related to gift cards when the likelihood of redemption is remote. This estimate utilizes historical trends based on the vintage of the gift card. Breakage on gift cards is recorded as other revenue in proportion to the rate of gift card redemptions by vintage.

For the years ended December 31, 2024, 2023, and 2022, restaurant operations recognized $4,224, $5,276, and $5,395, respectively, of revenue from gift card redemptions. As of December 31, 2024 and 2023, restaurant operations had deferred revenue recorded in accrued expenses related to unredeemed gift cards of $5,214 and $5,144, respectively. Restaurant operations expect to recognize approximately $2,600 of deferred revenue during 2025.

Insurance Premiums and Commissions
Insurance premiums are earned over the terms of the related policies. Expenses incurred in connection with acquiring new insurance business, including acquisition costs, are charged to operations as incurred. Premiums earned are stated net of amounts ceded to reinsurer.

Oil and Gas
Revenues are derived from the sale of produced oil and natural gas. Revenue is recognized when the performance obligation is satisfied, which typically occurs at the point in time when control of the product transfers to the customer. Payment is generally due within 30 days of delivery.

Note 1. Summary of Significant Accounting Policies *(continued)*

Licensing Revenue and Other

Licensing revenue is recognized when earned. We derive value and revenues from intellectual property assets through a range of licensing and business activities, including licensing and syndication of our trademarks and copyrights in the United States and internationally. Magazine subscription and advertising revenues are recognized at the magazine cover date. The unearned portion of magazine subscriptions is deferred until the magazine's cover date, at which time a proportionate share of the gross subscription price is recognized as revenue.

Restaurant Cost of Sales

Cost of sales includes the cost of food, restaurant operating costs, and restaurant occupancy costs. Cost of sales excludes depreciation and amortization, which is presented as a separate line item on the consolidated statement of earnings.

Insurance Losses and Underwriting Expenses

Liabilities for estimated unpaid losses and loss adjustment expenses with respect to claims occurring on or before the balance sheet date are established under insurance contracts issued by our insurance subsidiaries. Such estimates include provisions for reported claims or case estimates, provisions for incurred but not reported claims, and legal and administrative costs to settle claims. The estimates of unpaid losses and amounts recoverable under reinsurance are established and continually reviewed by using a variety of actuarial, statistical, and analytical techniques. Reinsurance contracts do not relieve the ceding company of its obligations to indemnify policyholders with respect to the underlying insurance contracts.

Oil and Gas Production Costs

Oil and gas production costs are costs incurred to operate and maintain wells and related equipment and facilities, including lease operating expenses and production taxes.

Marketing Expense

Advertising costs are charged to expense at the later of the date the expenditure is incurred or the date the promotional item is first communicated. Marketing expense is included in selling, general and administrative expenses in the consolidated statement of earnings.

Savings Plans

Several of our subsidiaries also sponsor defined contribution retirement plans, such as 401(k) or profit-sharing plans. Employee contributions to the plans are subject to regulatory limitations and the specific plan provisions. Some of the plans allow for discretionary contributions as determined by management. Employer contributions expensed with respect to these plans were not material.

Foreign Currency Translation

The Company has certain subsidiaries located in foreign jurisdictions. For subsidiaries whose functional currency is other than the U.S. dollar, the translation of functional currency statements to U.S. dollar statements uses end-of-period exchange rates for assets and liabilities, weighted-average exchange rates for revenue and expenses, and historical rates for equity. The resulting currency translation adjustment is recorded in accumulated other comprehensive income, as a component of equity.

Use of Estimates

Preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates.

New Accounting Standards

In November 2023, the Financial Accounting Standards Board ("FASB") issued authoritative guidance to improve reportable segment disclosure requirements. The new guidance requires that public entities disclose additional information related to significant segment expenses regularly provided to the chief operating decision maker and other segment items. The guidance is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this standard retrospectively with such disclosures included in Note 17 to the accompanying Consolidated Financial Statements. The adoption of this standard did not have a material effect on our consolidated financial statements.

Note 1. Summary of Significant Accounting Policies *(continued)*

In December 2023, the FASB issued authoritative guidance modifying the disclosure requirements for income tax. Notable changes in the new guidance include disaggregation of income tax information by jurisdiction and changes to the presentation of information for the reconciliation of effective tax rates. The guidance is effective for fiscal years beginning after December 15, 2024. We are evaluating the impact of the new guidance on our disclosures.

In November 2024, the FASB issued Accounting Standards Update 2024-03, "Disaggregation of Income Statement Expenses" ("ASU 2024-03"), which requires detailed disclosure in the notes to the financial statements of specific categories underlying certain expense captions on the income statement. ASU 2024-03 may be adopted on a prospective or retrospective basis and is effective for fiscal years beginning after December 15, 2027, with early adoption permitted.

Note 2. Business Acquisitions

During 2022, the Company purchased 90% of Abraxas Petroleum for $80,000. During 2023, the Company acquired the remaining 10% of Abraxas Petroleum for $5,387. Abraxas Petroleum operates oil and natural gas properties in the Permian Basin. The purchase price allocation included $70,200 of oil and gas properties, cash of $21,726, and liabilities, net of other assets of $11,926. The Company's financial results include the results of Abraxas Petroleum from the date of acquisition, September 14, 2022, to the end of the calendar year.

Note 3. Investments

Investments were $102,975 and $91,879 as of December 31, 2024 and 2023, respectively. We classify investments in fixed maturity securities at the acquisition date as available-for-sale. Realized gains and losses on disposals of investments are determined on a specific identification basis. Dividends earned on investments held by our insurance companies are reported as investment income. We consider investment income as a component of our aggregate insurance operating results. However, we consider investment gains and losses, whether realized or unrealized, as non-operating.

Investment gains in 2024 and 2023 were $335 and $2,211, respectively.

Note 4. Investment Partnerships

The Company reports on the limited partnership interests in investment partnerships under the equity method of accounting. We record our proportional share of equity in the investment partnerships but exclude Company common stock held by said partnerships. The Company's pro-rata share of its common stock held by the investment partnerships is recorded as treasury stock even though these shares are legally outstanding. The Company records gains/losses from investment partnerships (inclusive of the investment partnerships' unrealized gains and losses on their securities) in the consolidated statements of earnings based on our carrying value of these partnerships. The fair value is calculated net of the general partner's accrued incentive fees. Gains and losses on Company common stock included in the earnings of these partnerships are eliminated because they are recorded as treasury stock.

Biglari Capital Corp. is the general partner of the investment partnerships. Biglari Capital Corp. is solely owned by Mr. Biglari. Under the terms of their partnership agreements, each contribution made by the Company to the investment partnerships is subject to a rolling five-year lock-up period. The lock-up period can be waived by the general partner in its sole discretion.

Note 4. Investment Partnerships *(continued)*

The fair value and adjustment for Company common stock held by the investment partnerships to determine the carrying value of our partnership interest are presented below.

	Fair Value	Company Common Stock	Carrying Value
Partnership interest at December 31, 2021	$ 474,201	$ 223,802	$ 250,399
Investment partnership gains (losses)	(80,374)	(4,421)	(75,953)
Distributions (net of contributions)	(10,823)		(10,823)
Increase in proportionate share of Company stock held		7,829	(7,829)
Partnership interest at December 31, 2022	$ 383,004	$ 227,210	$ 155,794
Investment partnership gains (losses)	59,238	39,797	19,441
Contributions (net of distributions)	30,530		30,530
Increase in proportionate share of Company stock held		6,662	(6,662)
Partnership interest at December 31, 2023	$ 472,772	$ 273,669	$ 199,103
Investment partnership gains (losses)	117,556	158,614	(41,058)
Contributions (net of distributions)	65,938		65,938
Increase in proportionate share of Company stock held		22,256	(22,256)
Partnership interest at December 31, 2024	$ 656,266	$ 454,539	$ 201,727

The carrying value of the investment partnerships net of deferred taxes is presented below.

	December 31, 2024	December 31, 2023
Carrying value of investment partnerships	$ 201,727	$ 199,103
Deferred tax liability related to investment partnerships	(17,255)	(27,896)
Carrying value of investment partnerships net of deferred taxes	$ 184,472	$ 171,207

Because of a transaction that occurred between The Lion Fund, L.P., and The Lion Fund II, L.P., in 2022, we expect that a majority of the $17,255 deferred tax liability enumerated above will not become due until the dissolution of the investment partnerships. In effect, the tax-basis cost increased for the common stock of certain unaffiliated securities held by the investment partnerships.

The Company's proportionate share of Company stock held by the investment partnerships at cost was $438,598 and $416,342 at December 31, 2024 and 2023, respectively.

The carrying value of the partnership interest approximates fair value adjusted by the value of held Company stock. Fair value of our partnership interest is assessed according to our proportional ownership interest of the fair value of investments held by the investment partnerships. Unrealized gains and losses on marketable securities held by the investment partnerships affect our net earnings.

Gains/losses from investment partnerships recorded in the Company's consolidated statements of earnings are presented below.

	2024	2023	2022
Gains (losses) from investment partnerships	$ (41,058)	$ 19,440	$ (75,953)
Tax expense (benefit)	(12,939)	4,794	(18,992)
Contribution to net earnings	$ (28,119)	$ 14,646	$ (56,961)

Note 4. Investment Partnerships *(continued)*

On December 31 of each year, the general partner of the investment partnerships, Biglari Capital, will earn an incentive reallocation fee for the Company's investments equal to 25% of the net profits above an annual hurdle rate of 6% over the previous high-water mark. Our policy is to accrue an estimated incentive fee throughout the year. An incentive reallocation from Biglari Holdings to Biglari Capital would include gains on the Company's common stock. Gains and losses on the Company's common stock and the related incentive reallocations are eliminated in our financial statements.

There were no incentive reallocations from Biglari Holdings to Biglari Capital during 2024, 2023, or 2022.

Summarized financial information for The Lion Fund, L.P. and The Lion Fund II, L.P., is presented below.

	Equity in Investment Partnerships	
	Lion Fund	Lion Fund II
Total assets as of December 31, 2024	$ 567,387	$ 367,630
Total liabilities as of December 31, 2024	$ 20,609	$ 188,202
Revenue for the year ended December 31, 2024	$ 156,463	$ (14,421)
Earnings for the year ended December 31, 2024	$ 154,805	$ (25,779)
Biglari Holdings' ownership interest	91.0 %	88.5 %
Total assets as of December 31, 2023	$ 371,365	$ 373,302
Total liabilities as of December 31, 2023	$ 26,594	$ 185,024
Revenue for the year ended December 31, 2023	$ 48,242	$ 31,157
Earnings for the year ended December 31, 2023	$ 47,154	$ 21,135
Biglari Holdings' ownership interest	89.7 %	86.8 %
Total assets as of December 31, 2022	$ 285,071	$ 330,832
Total liabilities as of December 31, 2022	$ 10,517	$ 167,847
Revenue for the year ended December 31, 2022	$ (8,353)	$ (79,397)
Earnings for the year ended December 31, 2022	$ (8,690)	$ (82,534)
Biglari Holdings' ownership interest	88.5 %	86.0 %

Revenue in the financial information of the investment partnerships, summarized above, includes investment income and unrealized gains and losses on investments.

Note 5. Other Current Assets

Other current assets include the following.

	December 31,	
	2024	2023
Deferred commissions on gift cards sold by third parties	$ 1,136	$ 1,019
Assets held for sale	1,081	773
Prepaid contractual obligations	5,499	5,593
Other current assets	$ 7,716	$ 7,385

The assets classified as held for sale at December 31, 2024 and 2023, include properties which were previously company-operated restaurants.

Note 6. Property and Equipment

Property and equipment are composed of the following.

	December 31,	
	2024	2023
Land	$ 134,738	$ 139,897
Buildings	160,282	151,716
Land and leasehold improvements	152,091	149,795
Equipment	213,800	212,424
Oil and gas properties	156,849	145,065
Construction in progress	672	1,629
	818,432	800,526
Less accumulated depreciation, depletion, and amortization	(442,277)	(420,035)
Property and equipment, net	$ 376,155	$ 380,491

The depreciation and amortization expense for property and equipment for 2024, 2023, and 2022 was $28,840, $28,751, and $28,879, respectively. The depletion expense related to oil and gas properties was $10,232, $9,533, and $7,024 during 2024, 2023, and 2022, respectively. The accretion expense of the Company's asset retirement obligations was $771, $695, and $540 during 2024, 2023, and 2022, respectively. Accretion expense is included in depreciation, depletion, and amortization expense within the consolidated statement of earnings. Accumulated depreciation, depletion, and accretion on oil and gas properties was $54,838 and $44,716 as of December 31, 2024 and 2023, respectively.

The Company recorded impairments to restaurant long-lived assets of $107, $3,947, and $3,520 during 2024, 2023, and 2022, respectively. The fair value of the long-lived assets was determined based on Level 3 inputs using a discounted cash flow model and quoted prices for the properties.

We did not record any impairments to our oil and gas assets during 2024. However, if commodity prices fall below current levels, we may be required to record impairments in future periods and such impairments could be material. Further, if commodity prices decrease, our production, proved reserves, and cash flows will be adversely impacted.

Abraxas Petroleum recorded gains of $16,700 and $13,563 during 2024 and 2023, respectively, as a result of selling undeveloped reserves. On February 20, 2025, Abraxas Petroleum sold additional undeveloped reserves and a gain of $8,557 will be recorded in the first quarter of 2025. Abraxas may receive future royalties for each of these transactions as the reserves are developed by the respective unaffiliated parties.

Also during 2024 and 2023, the Company recognized net gains of $6,394 and $7,918, respectively, in connection with property sales, lease terminations, and asset disposals which are included in selling, general and administrative expenses in the consolidated statements of earnings.

The property and equipment cost related to finance obligations as of December 31, 2024, is as follows: $50,109 of buildings, $42,842 of land, $30,104 of land and leasehold improvements, and $62,689 of accumulated depreciation.

Note 7. Asset Retirement Obligations

A reconciliation of the ending aggregate carrying amount of asset retirement obligations is as follows.

	December 31	
	2024	2023
Beginning balance	$ 15,046	$ 14,645
Liabilities settled	(63)	(294)
Accretion expense	771	695
Asset retirement obligation	$ 15,754	$ 15,046

As of December 31, 2024 and 2023, $536 and $730, respectively, is classified as current asset retirement obligations and is included in accounts payable and accrued expenses in the consolidated balance sheets.

Note 8. Goodwill and Other Intangible Assets

Goodwill

Goodwill consists of the excess of the purchase price over the fair value of the net assets acquired in connection with business acquisitions.

A reconciliation of the change in the carrying value of goodwill is as follows.

	Restaurants	Insurance	Total
Balance as of December 31, 2022			
Goodwill	$ 28,100	$ 25,713	$ 53,813
Accumulated impairment losses	(300)	—	(300)
	$ 27,800	$ 25,713	$ 53,513
Change in foreign exchange rates during 2023	17	—	17
Balance as of December 31, 2023	$ 27,817	$ 25,713	$ 53,530
Impairment losses during 2024	(1,000)	—	(1,000)
Change in foreign exchange rates during 2024	(34)	—	(34)
Balance as of December 31, 2024	$ 26,783	$ 25,713	$ 52,496

We evaluate goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Goodwill and indefinite-lived intangible asset impairment evaluations include determining the estimated fair values of our reporting units and indefinite-lived intangible assets. The key assumptions and inputs used in such determinations may include forecasting revenue and expenses, cash flows, and capital expenditures, as well as an appropriate discount rate and other inputs. Significant judgment by management is required in estimating the fair value of a reporting unit and in performing impairment reviews. Due to the inherent subjectivity and uncertainty in forecasting future cash flows and earnings over long periods of time, actual results may differ materially from the forecasts. If the carrying value of the indefinite-lived intangible asset exceeds fair value, the excess is charged to earnings as an impairment loss. If the carrying value of a reporting unit exceeds the estimated fair value of the reporting unit, then the excess, limited to the carrying amount of goodwill, will be charged to earnings as an impairment loss. GAAP allows entities testing for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit for the goodwill impairment test. For our 2024 annual goodwill impairment testing, we elected to perform qualitative assessments for our reporting units. No indicators of impairment were noted in our insurance reporting units. During the second quarter of 2024, we performed our annual assessment of our recoverability of goodwill related to the Western Sizzlin reporting unit and an impairment of $1,000 was recorded. There was no impairment recorded by Steak n Shake. No impairment was recorded for our reporting units in 2023.

Note 8. Goodwill and Other Intangible Assets *(continued)*

Other Intangible Assets

Intangible assets with indefinite lives are composed of the following.

	Trade Names	Lease Rights	Total
Balance as of December 31, 2022			
Intangibles	$ 15,876	$ 10,889	$ 26,765
Accumulated impairment losses	—	(3,748)	(3,748)
	$ 15,876	$ 7,141	$ 23,017
Change in foreign exchange rates during 2023	—	213	213
Balance as of December 31, 2023	$ 15,876	$ 7,354	$ 23,230
Change in foreign exchange rates during 2024	—	(410)	(410)
Balance as of December 31, 2024	$ 15,876	$ 6,944	$ 22,820

Intangible assets with indefinite lives consist of trade names and lease rights. No impairment was recorded in 2024. During 2023, $20 of impairment was recorded.

Note 9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses include the following.

	December 31,	
	2024	2023
Accounts payable	$ 28,542	$ 22,448
Gift cards and other marketing	6,655	7,089
Insurance accruals	1,746	2,565
Compensation	4,911	12,821
Deferred revenue	3,723	5,314
Taxes payable	8,134	11,050
Oil and gas payable	1,912	3,560
Professional fees	3,052	620
Due to broker	3,517	—
Other	1,189	1,276
Accounts payable and accrued expenses	$ 63,381	$ 66,743

Note 10. Unpaid Losses and Loss Adjustment Expense

Other liabilities for unpaid losses and loss adjustment expenses (also referred to as "claim liabilities") under insurance contracts are based upon estimates of the ultimate claim costs associated with claim occurrences as of the balance sheet date and include estimates for incurred-but-not-reported ("IBNR") claims. A reconciliation of the changes in claim liabilities, net of reinsurance, for each of the years ended December 31, 2024 and 2023 follows.

	2024	2023
Balance at beginning of year:		
Gross liabilities	$ 16,105	$ 17,520
Reinsurance recoverable on unpaid losses	(937)	(715)
Net liabilities	15,168	16,805
Incurred losses and loss adjustment expenses:		
Current accident year	45,445	39,303
Prior accident years	(1,802)	(3,634)
Total	43,643	35,669
Paid losses and loss adjustment expenses:		
Current accident year	35,052	30,554
Prior accident years	6,509	6,752
Total	41,561	37,306
Balance at December 31:		
Net liabilities	17,250	15,168
Reinsurance recoverable on unpaid losses	778	937
Gross liabilities	$ 18,028	$ 16,105

We recorded net reductions of estimated ultimate liabilities for prior accident years of $1,802 in 2024 and $3,634 in 2023. These reductions, as a percentage of net liabilities at the beginning of each year, were 11.9% in 2024 and 21.6% in 2023.

Note 10. Unpaid Losses and Loss Adjustment Expenses *(continued)*

Our net incurred and paid liability losses and loss adjustment expenses are summarized by accident year below. IBNR and case development liabilities are as of December 31, 2024.

Incurred Losses and Loss Adjustment Expenses through December 31,

Accident Year	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024	IBNR and Case Development Liabilities	Cumulative Number of Reported Claims
2017	$29,627	$28,778	$28,895	$28,537	$28,189	$28,213	$28,171	$ 28,196	$ 186	3,315
2018		26,576	26,650	26,455	26,385	26,328	26,194	26,187	109	3,359
2019			27,331	26,746	26,444	26,325	25,972	25,223	11	3,127
2020				26,415	25,118	24,305	23,804	23,827	56	3,088
2021					26,555	26,527	26,267	26,597	693	3,196
2022						34,356	32,137	31,674	1,886	3,174
2023							35,450	34,695	3,577	3,283
2024								41,225	9,782	4,066
								$ 237,624		

Cumulative Paid Losses and Loss Adjustment Expenses through December 31,

Accident Year	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024
2017	$22,293	$25,491	$26,991	$27,584	$27,815	$27,990	$27,992	$ 28,010
2018		20,246	23,796	24,844	25,589	25,974	26,049	26,078
2019			20,755	23,787	24,647	25,357	25,831	25,212
2020				20,481	22,614	23,386	23,481	23,771
2021					19,649	22,800	24,393	25,904
2022						24,775	28,738	29,788
2023							27,252	31,118
2024								31,443
Paid losses and loss adjustment expenses								221,324
Incurred less paid losses and loss adjustment expenses								16,300
Unpaid loss adjustment expenses								950
Net unpaid losses and loss adjustment expenses								$ 17,250

**Unaudited required supplemental information*

Loss and loss adjustment expense reserves include an amount for reported losses and an amount for losses incurred but not reported. We establish average liabilities based on expected severities for newly reported claims prior to establishing individual case reserves when insufficient time or information is available for specific claim estimates and for large volumes of minor physical damage claims that, once reported, are quickly settled. We establish case loss estimates for claims, including estimates for loss adjustment expenses, as the facts and merits of the claim are evaluated. Such reserves are necessarily based upon estimates, and while management, based on past experience, believes that the amount is adequate, the ultimate liability may be more or less than the amounts provided. We may record supplemental IBNR liabilities in certain situations when actuarial techniques are difficult to apply. The methods for making such estimates and for establishing the resulting reserves are continually reviewed, and any adjustments are reflected in operations annually.

Note 10. Unpaid Losses and Loss Adjustment Expenses *(continued)*

First Guard

First Guard's claim liabilities predominately relate to commercial truck claims. For such claims, we establish and evaluate unpaid claim liabilities using historical claims data and other data as necessary to determine our best estimate, with an annual review by certified actuaries and certified public accountants. Claim liabilities include average case, case development, and IBNR estimates.

Southern Pioneer

Southern Pioneer's claim liabilities predominately relate to liquor liability, garage liability, and commercial property as well as homeowners and dwelling fire claims. For such claims, we establish and evaluate unpaid claim liabilities using standard actuarial methods and techniques. The actuarial methods utilize historical claims data, adjusted when deemed appropriate to reflect perceived changes in loss patterns. Claim liabilities include average case, case development, and IBNR estimates.

Note 11. Income Taxes

The components of the provision for income taxes consist of the following.

	2024	2023	2022
Current:			
Federal	$ 2,702	$ 2,197	$ 1,935
State	1,392	544	2,925
Deferred	(8,489)	6,567	(15,582)
Income tax expense (benefit)	$ (4,395)	$ 9,308	$ (10,722)
Reconciliation of effective income tax:			
Tax at U.S. statutory rates	$ (1,711)	$ 13,618	$ (9,036)
State income taxes, net of federal benefit	(2,485)	1,572	(555)
Federal income tax credits	(144)	(1,309)	(106)
Dividends received deduction	(910)	(1,169)	(1,183)
Valuation allowance	788	709	614
162(m) compensation limitation	91	1,506	—
Foreign tax rate differences	(118)	(97)	(124)
Abraxas tax attributes	—	(5,660)	—
Other	94	138	(332)
Income tax expense (benefit)	$ (4,395)	$ 9,308	$ (10,722)

The Company did not have a net tax expense or benefit on income from international operations. Losses before income taxes derived from domestic operations during 2024 were $4,955, earnings before income taxes derived from domestic operations during 2023 were $67,736, and losses before income taxes derived from domestic operations during 2022 were $40,624. Losses before income taxes derived from international operations during 2024, 2023, and 2022 were $3,199, $2,889, and $2,403, respectively.

During 2023, the Company recognized tax benefits associated with the tax attributes of Abraxas Petroleum's oil and gas properties.

Note 11. Income Taxes *(continued)*

As of December 31, 2024, we had $506 of unrecognized tax benefits, including $91 of interest and penalties, which are included in other long-term liabilities in the consolidated balance sheet. As of December 31, 2023, we had $348 of unrecognized tax benefits, including $48 of interest and penalties, which is included in other long-term liabilities in the consolidated balance sheet. Our continuing practice is to recognize interest expense and penalties related to income tax matters in income tax expense. The unrecognized tax benefits of $506 would impact the effective income tax rate if recognized. Adjustments to the Company's unrecognized tax benefit for gross increases for the current period tax position, gross decreases for prior period tax positions, and the lapse of statutes of limitations during 2024, 2023, and 2022 were not significant.

We file income tax returns which are periodically audited by various foreign, federal, state, and local jurisdictions. With few exceptions, we are no longer subject to federal, state, and local tax examinations for fiscal years prior to 2021. We believe we have certain state income tax exposures related to fiscal years 2020 through 2024.

Deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Our deferred tax assets and liabilities consist of the following.

	December 31,	
	2024	2023
Deferred tax assets:		
Insurance reserves	$ 1,572	$ 1,734
Compensation accruals	308	653
Gift card accruals	214	749
Net operating loss credit carryforward	20,898	19,840
Valuation allowance on net operating losses	(15,477)	(14,643)
Deferred income	272	351
Bad debt reserve	743	667
Other	1,393	313
Total deferred tax assets	9,923	9,664
Deferred tax liabilities:		
Investment partnerships	17,255	27,896
Investments	557	288
Goodwill and intangibles	19,068	16,350
Fixed assets and depletable assets basis difference	2,436	3,069
Total deferred tax liabilities	39,316	47,603
Net deferred tax liability	$ (29,393)	$ (37,939)

Accounts payable and accrued expenses include income taxes receivable of $613 as of December 31, 2024, and income taxes payable of $980 as of December 31, 2023.

Note 12. Lines of Credit

Biglari Holdings Lines of Credit
Biglari Holdings' line of credit dated September 13, 2022 was amended on September 13, 2024 and the available line of credit was increased to $35,000. The line of credit matures on September 13, 2026. The line of credit includes customary covenants as well as financial maintenance covenants. There was a $35,000 balance of the line of credit on December 31, 2024. There was no balance on the line of credit on December 31, 2023. Our interest rate was 7.1% on December 31, 2024 and 8.1% on December 31, 2023, respectively.

On November 8, 2024, Biglari Holdings entered into a line of credit in an aggregate principal amount of up to $75,000. The line of credit will be available on a revolving basis until November 7, 2027. The line of credit includes customary covenants as well as financial maintenance covenants. The balance of the line of credit was $10,000 on December 31, 2024. Our interest rate was 7.8% on December 31, 2024.

Western Sizzlin Revolver
Western Sizzlin's available line of credit is $500. As of December 31, 2024 and 2023, Western Sizzlin had no debt outstanding under its revolver.

Note 13. Lease Assets and Obligations

Lease obligations include the following.

	December 31, 2024	December 31, 2023
Current portion of lease obligations		
Finance lease liabilities	$ 1,250	$ 1,258
Finance obligations	4,664	4,826
Operating lease liabilities	8,535	8,771
Total current portion of lease obligations	$ 14,449	$ 14,855
Long-term lease obligations		
Finance lease liabilities	$ 2,747	$ 3,581
Finance obligations	60,386	56,471
Operating lease liabilities	27,606	26,337
Total long-term lease obligations	$ 90,739	$ 86,389

Nature of Leases
Steak n Shake and Western Sizzlin operate restaurants that are located on sites owned by us and leased from third parties. In addition, they own sites and lease sites from third parties that are leased and/or subleased to franchisees.

Lease Costs
A significant portion of our operating and finance lease portfolio includes restaurant locations. We recognize fixed lease expense for operating leases on a straight-line basis over the lease term. For finance leases, we recognize amortization expense on the right-of-use asset and interest expense on the lease liability over the lease term.

Total lease costs consist of the following.

	2024	2023	2022
Finance lease costs:			
Amortization of right-of-use assets	$ 918	$ 949	$ 1,290
Interest on lease liabilities	318	345	422
Operating and variable lease costs	11,531	12,158	14,186
Sublease income	(11,895)	(11,874)	(11,450)
Total lease costs	$ 872	$ 1,578	$ 4,448

Note 13. Lease Assets and Obligations *(continued)*

Supplemental cash flow information related to leases is as follows.

	Year Ended December 31,	
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:		
Financing cash flows from finance leases	$ 1,226	$ 1,220
Operating cash flows from finance leases	$ 318	$ 345
Operating cash flows from operating leases	$ 10,831	$ 12,469

Supplemental balance sheet information related to leases is as follows.

	December 31,	
	2024	2023
Finance leases:		
Property and equipment, net	$ 2,980	$ 3,574

Weighted-average lease terms and discount rates are as follows.

	2024
Weighted-average remaining lease terms:	
Finance leases	4.34 years
Operating leases	6.18 years
Weighted-average discount rates:	
Finance leases	7.0%
Operating leases	7.0%

Maturities of lease liabilities as of December 31, 2024, are as follows.

Year	Operating Leases	Finance Leases
2025	$ 10,714	$ 1,486
2026	8,310	1,163
2027	5,913	828
2028	5,094	437
2029	4,038	205
After 2029	10,213	524
Total lease payments	44,282	4,643
Less interest	8,141	646
Total lease liabilities	$ 36,141	$ 3,997

Rent expense is presented below.

	2024	2023	2022
Minimum rent	$ 12,284	$ 12,712	$ 14,333
Contingent rent	8	73	105
Rent expense	$ 12,292	$ 12,785	$ 14,438

Note 13. Lease Assets and Obligations *(continued)*

Lease Income

The components of lease income are as follows.

	2024	2023	2022
Operating lease income	$ 16,863	$ 16,343	$ 15,698
Variable lease income	7,115	7,349	5,875
Total lease income	$ 23,978	$ 23,692	$ 21,573

The following table displays the Company's future minimum rental receipts for non-cancelable leases and subleases as of December 31, 2024. Franchise partner leases and subleases are short-term leases and have been excluded from the table.

	Operating Leases	
Year	Subleases	Owned Properties
2025	$ 622	$ 476
2026	225	509
2027	206	521
2028	86	532
2029	—	548
After 2029	—	2,633
Total future minimum receipts	$ 1,139	$ 5,219

Note 14. Related Party Transactions

Services Agreement

During 2017, the Company entered into a services agreement with Biglari Enterprises LLC and Biglari Capital Corp. (collectively, the "Biglari Entities") under which the Biglari Entities provide business and administrative related services to the Company. The Biglari Entities are owned by Mr. Biglari. The services agreement has a rolling five-year term, with annual adjustments to the fixed fee. The fixed fee was $700 per month from its inception in October 2017 to November 2023. The fixed fee was $800 per month from December 2023 to September 2024 and $900 per month from October 2024 to December 2024.

The Company paid Biglari Enterprises $9,900 in service fees during 2024 and $8,500 during 2023. The services agreement does not alter the Company's hurdle rate connected with the incentive reallocation paid to Biglari Capital Corp.

Investments in The Lion Fund, L.P., and The Lion Fund II, L.P.

As of December 31, 2024, the Company's investments in The Lion Fund, L.P., and The Lion Fund II, L.P., had a fair value of $656,266.

Contributions to and distributions from The Lion Fund, L.P., and The Lion Fund II, L.P., were as follows.

	2024	2023	2022
Contributions	$ 75,938	$ 45,030	$ 59,877
Distributions	(10,000)	(14,500)	(70,700)
	$ 65,938	$ 30,530	$ (10,823)

The investments are subject to a rolling five-year lock-up period under the terms of the respective partnership agreements. The lock-up period can be waived by the general partner in its sole discretion.

Note 14. Related Party Transactions *(continued)*

As the general partner of the investment partnerships, Biglari Capital will earn an incentive reallocation fee, on December 31 of each year, for the Company's investments equal to 25% of the net profits above a hurdle rate of 6% over the previous high-water mark. There were no incentive reallocations in 2024, 2023, or 2022. Gains on the Company's common stock and the related incentive reallocations are eliminated in our financial statements.

Incentive Agreement

The Incentive Agreement establishes a performance-based annual incentive payment for Mr. Biglari contingent upon the growth in adjusted equity in each year attributable to our operating businesses. In order for Mr. Biglari to receive any incentive, our operating businesses must achieve an annual increase in shareholders' equity in excess of 6% (the "hurdle rate") above the previous highest level (the "high-water mark"). Mr. Biglari will receive 25% of any incremental book value created above the high-water mark plus the hurdle rate. Mr. Biglari earned incentive fees of $455 and $7,271 during 2024 and 2023, respectively. The 2023 incentive fee was paid during 2024. The 2024 incentive fee will be paid in 2025 and is recorded as accrued compensation within accounts payable and accrued expenses as of December 31, 2024.

Note 15. Commitments and Contingencies

We are involved in various legal proceedings and have certain unresolved claims pending. We believe, based on examination of these matters and experiences to date, that the ultimate liability, if any, in excess of amounts already provided in our consolidated financial statements, is not likely to have a material effect on our results of operations, financial position, or cash flow.

Note 16. Fair Value of Financial Assets

The fair values of substantially all of our financial instruments were measured using market or income approaches. Considerable judgment may be required in interpreting the market data used to develop the estimates of fair value. Accordingly, the fair values presented are not necessarily indicative of the amounts that could be realized in an actual current market exchange. The use of alternative market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

The hierarchy for measuring fair value consists of Levels 1 through 3, which are described below.

- Level 1 – Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets.

- Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs), such as quoted prices for similar assets or liabilities exchanged in active or inactive markets; quoted prices for identical assets or liabilities exchanged in inactive markets; other inputs that may be considered in fair value determinations of the assets or liabilities, such as interest rates and yield curves, volatilities, prepayment speeds, loss severities, credit risks, and default rates; and inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. Pricing evaluations generally reflect discounted expected future cash flows, which incorporate yield curves for instruments with similar characteristics, such as credit ratings, estimated durations, and yields for other instruments of the issuer or entities in the same industry sector.

- Level 3 – Inputs include unobservable inputs used in the measurement of assets and liabilities. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the assets or liabilities and we may be unable to corroborate the related observable inputs. Unobservable inputs require management to make certain projections and assumptions about the information that would be used by market participants in pricing assets or liabilities.

The following methods and assumptions were used to determine the fair value of each class of the following assets recorded at fair value in the consolidated balance sheets:

Cash equivalents: Cash equivalents primarily consist of money market funds, which are classified within Level 1 of the fair value hierarchy.

Note 16. Fair Value of Financial Assets *(continued)*

Equity securities: The Company's investments in equity securities are classified within Level 1 of the fair value hierachy.

Bonds: The Company's investments in bonds consist of both corporate and government debt. Bonds may be classified as Level 1 or Level 2 of the fair value hierarchy.

As of December 31, 2024 and 2023, the fair values of financial assets were as follows.

	December 31,							
	2024				2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets								
Cash equivalents	$ 11,684	$ —	$ —	$ 11,684	$ 2,374	$ —	$ —	$ 2,374
Equity securities:								
Consumer goods	39,706	—	—	39,706	26,660	—	—	26,660
Other	5,569	—	—	5,569	3,171	—	—	3,171
Bonds:								
Government	52,328	5,245	—	57,573	61,536	—	—	61,536
Corporate	—	750	—	750	3,199	—	—	3,199
Total assets at fair value	$109,287	$ 5,995	$ —	$115,282	$ 96,940	$ —	$ —	$ 96,940

There were no changes in the valuation techniques used to measure fair values on a recurring basis.

Note 17. Business Segment Reporting

Our reportable business segments are organized in a manner that reflects how management views those business activities. Biglari Holdings' diverse businesses are managed on an unusually decentralized basis. Our restaurant operations include Steak n Shake and Western Sizzlin. Our insurance operations include First Guard, Southern Pioneer, and Biglari Reinsurance. Our oil and gas operations include Southern Oil and Abraxas Petroleum. The Company also reports segment information for Maxim. Other business activities not specifically identified with reportable business segments are presented under corporate and other. We report our earnings from investment partnerships separately. The Company's chief operating decision maker is the Chief Executive Officer who is ultimately responsible for significant capital allocation decisions, evaluating operating performance and selecting the chief executive to head each of the operating segments. The cost and expense information provided is based on the information regularly provided to the chief operating decision maker. Given the varied operating segments and differences in revenue streams and cost structures, there are wide variances in the form, content, and levels of such expense information significant to the business. With respect to insurance underwriting, the chief operating decision maker considers pre-tax underwriting earnings. Typically, there are no budgeted or forecasted premiums. For most non-insurance businesses, pre-tax earnings are considered in allocating resources and capital.

Note 17. Business Segment Reporting *(continued)*

A disaggregation of our consolidated data for each of the three most recent years is presented in the tables which follow.

Restaurant

	2024		
	Steak n Shake	Western Sizzlin	Total Restaurants
Revenue	$ 240,846	$ 10,601	$ 251,447
Cost and expenses:			
Cost of food	44,440	3,451	47,891
Labor costs	47,884	2,547	50,431
Occupancy and other	47,511	2,977	50,488
Selling, general and administrative	53,870	44	53,914
Depreciation, amortization and impairment	27,042	67	27,109
Total costs and expenses	220,747	9,086	229,833
Earnings before income taxes	$ 20,099	$ 1,515	$ 21,614

	2023		
	Steak n Shake	Western Sizzlin	Total Restaurants
Revenue	$ 239,956	$ 10,901	$ 250,857
Cost and expenses:			
Cost of food	41,562	3,431	44,993
Labor costs	44,663	2,427	47,090
Occupancy and other	48,092	2,925	51,017
Selling, general and administrative	48,558	258	48,816
Depreciation, amortization and impairment	30,911	67	30,978
Total costs and expenses	213,786	9,108	222,894
Earnings before income taxes	$ 26,170	$ 1,793	$ 27,963

	2022		
	Steak n Shake	Western Sizzlin	Total Restaurants
Revenue	$ 231,820	$ 9,748	$ 241,568
Cost and expenses:			
Cost of food	41,246	3,215	44,461
Labor costs	48,354	2,170	50,524
Occupancy and other	48,140	2,632	50,772
Selling, general and administrative	51,658	175	51,833
Depreciation, amortization and impairment	30,944	72	31,016
Total costs and expenses	220,342	8,264	228,606
Earnings before income taxes	$ 11,478	$ 1,484	$ 12,962

Note 17. Business Segment Reporting *(continued)*

Insurance

	2024					
	First Guard	Southern Pioneer	Total Underwriting	Investment Income	Other	Total Insurance
Revenue	$ 37,691	$ 28,118	$ 65,809	$ 3,928	$ 2,956	$ 72,693
Cost and expenses:						
Insurance losses	27,236	16,407	43,643	—	—	43,643
Underwriting expenses	6,417	11,311	17,728	—	—	17,728
Other segment items	—	—	—	—	2,232	2,232
Total costs and expenses	33,653	27,718	61,371	—	2,232	63,603
Earnings before income taxes	$ 4,038	$ 400	$ 4,438	$ 3,928	$ 724	$ 9,090

	2023					
	First Guard	Southern Pioneer	Total Underwriting	Investment Income	Other	Total Insurance
Revenue	$ 36,917	$ 24,308	$ 61,225	$ 3,074	$ 2,973	$ 67,272
Cost and expenses:						
Insurance losses	20,861	14,807	35,668	—	—	35,668
Underwriting expenses	6,564	10,539	17,103	—	—	17,103
Other segment items	—	—	—	—	1,418	1,418
Total costs and expenses	27,425	25,346	52,771	—	1,418	54,189
Earnings before income taxes	$ 9,492	$ (1,038)	$ 8,454	$ 3,074	$ 1,555	$ 13,083

	2022					
	First Guard	Southern Pioneer	Total Underwriting	Investment Income	Other	Total Insurance
Revenue	$ 35,914	$ 24,035	$ 59,949	$ 1,380	$ 3,211	$ 64,540
Cost and expenses:						
Insurance losses	22,299	14,888	37,187	—	—	37,187
Underwriting expenses	7,037	10,424	17,461	—	—	17,461
Other segment items	—		—	—	(12)	(12)
Total costs and expenses	29,336	25,312	54,648	—	(12)	54,636
Earnings before income taxes	$ 6,578	$ (1,277)	$ 5,301	$ 1,380	$ 3,223	$ 9,904

Other segment items include general and administrative costs, depreciation, and other income.

Note 17. Business Segment Reporting *(continued)*

Oil and Gas

	2024		
	Abraxas Petroleum	Southern Oil	Total Oil and Gas
Revenue	$ 22,590	$ 14,355	$ 36,945
Cost and expenses:			
Production costs	9,517	7,119	16,636
Depreciation and depletion	6,202	4,900	11,102
General and administrative	3,718	2,417	6,135
Total costs and expenses	19,437	14,436	33,873
Gains on sales of properties	16,700	—	16,700
Earnings before income taxes	$ 19,853	$ (81)	$ 19,772

	2023		
	Abraxas Petroleum	Southern Oil	Total Oil and Gas
Revenue	$ 27,576	$ 17,495	$ 45,071
Cost and expenses:			
Production costs	9,605	7,760	17,365
Depreciation and depletion	6,359	3,980	10,339
General and administrative	2,765	2,399	5,164
Total costs and expenses	18,729	14,139	32,868
Gains on sales of properties	13,563	—	13,563
Earnings before income taxes	$ 22,410	$ 3,356	$ 25,766

	2022		
	Abraxas Petroleum	Southern Oil	Total Oil and Gas
Revenue	$ 11,455	$ 46,091	$ 57,546
Cost and expenses:			
Production costs	4,487	13,355	17,842
Depreciation and depletion	2,510	5,503	8,013
General and administrative	3,806	2,694	6,500
Total costs and expenses	10,803	21,552	32,355
Gains on sales of properties	—	—	—
Earnings before income taxes	$ 652	$ 24,539	$ 25,191

Note 17. Business Segment Reporting *(continued)*

	Maxim		
	2024	2023	2022
Revenue	$ 1,029	$ 2,118	$ 4,577
Cost and expenses:			
Licensing and media cost	2,036	1,840	2,695
General and administrative	173	267	122
Total costs and expenses	2,209	2,107	2,817
Earnings before income taxes	$ (1,180)	$ 11	$ 1,760

	Capital Expenditures		
	2024	2023	2022
Operating Businesses:			
Restaurant	$ 21,812	$ 21,294	$ 24,470
Insurance	152	309	1,558
Oil and Gas	11,783	544	906
Operating Businesses	33,747	22,147	26,934
Corporate and other	36	1,258	2,812
	$ 33,783	$ 23,405	$ 29,746

	Depreciation, Depletion, and Amortization		
	2024	2023	2022
Operating Businesses:			
Restaurant	$ 27,002	$ 27,031	$ 27,496
Insurance	341	339	193
Oil and Gas	11,102	10,339	8,013
Operating Businesses	38,445	37,709	35,702
Corporate and other	1,398	1,270	741
	$ 39,843	$ 38,979	$ 36,443

Note 17. Business Segment Reporting *(continued)*

Reconciliation of revenues and earnings (loss) before income taxes of our business segments to the consolidated amounts for each of the three years ended December 31 follows.

	Revenues			Earnings (losses) before income taxes		
	2024	2023	2022	2024	2023	2022
Total operating businesses	$ 362,114	$ 365,318	$ 368,231	$ 49,296	$ 66,823	$ 49,817
Investment partnership gains (losses)	—	—	—	(41,058)	19,440	(75,953)
Investment gains (losses)	—	—	—	335	2,211	(3,393)
Interest expenses not allocated to segments	—	—	—	(771)	(681)	(399)
Corporate and other	—	—	—	(15,956)	(22,946)	(13,099)
Earnings before income taxes	$ 362,114	$ 365,318	$ 368,231	$ (8,154)	$ 64,847	$ (43,027)

A disaggregation of our consolidated assets is presented in the table that follows.

	Identifiable Assets	
	December 31,	
	2024	2023
Reportable segments:		
Restaurant Operations:		
Steak n Shake	$ 322,918	$ 325,229
Western Sizzlin	20,534	20,296
Total Restaurant Operations	343,452	345,525
Insurance Operations:		
First Guard	52,726	67,204
Southern Pioneer	67,808	76,324
Biglari Reinsurance	9,042	—
Total Insurance Operations	129,576	143,528
Oil and Gas Operations:		
Abraxas Petroleum	58,992	66,155
Southern Oil	49,259	43,644
Total Oil and Gas Operations	108,251	109,799
Maxim	17,098	16,056
Corporate	66,029	35,411
Investment partnerships	201,727	199,103
	$ 866,133	$ 849,422

Note 18. Supplemental Disclosures of Cash Flow Information

A summary of supplemental cash flow information for each of the three years ending December 31, 2024, 2023, and 2022 is presented in the following table.

	2024	2023	2022
Cash paid during the year for:			
Interest on debt	$ 528	$ 710	$ 359
Interest on obligations under leases	5,361	5,114	5,493
Income taxes	5,938	5,677	1,092
Non-cash investing and financing activities			
Capital expenditures in accounts payable	2,857	2,077	1,897
Finance lease additions	383	694	—

Note 19. Subsequent Events

On December 26, 2024, Abraxas Petroleum entered into an agreement to sell undeveloped reserves. The transaction closed on February 20, 2025. As a result of the transaction, a gain of $8,557 will be recorded in the first quarter of 2025. Abraxas Petroleum may receive future royalties as a result of this transaction.

Note 20. Supplemental Oil and Gas Disclosures (Unaudited)

The Company has determined it had significant oil and gas producing activities during the years ended December 31, 2024, December 31, 2023, and December 31, 2022, in accordance with ASC 932 "*Extractive Activities — Oil and Gas.*"

Estimated Quantities of Proved Oil and Natural Gas Reserves

The Company classifies recoverable hydrocarbons based on their status at the time of reporting. Within the commercial classification are proved reserves and two categories of unproved reserves: probable and possible. The potentially recoverable categories are also referred to as contingent resources. For reserve estimates to be classified as proved, they must meet all SEC and Company standards.

Proved oil and gas reserves are the estimated quantities that geoscience and engineering data demonstrate with reasonable certainty to be economically producible from known reservoirs under existing economic conditions, operating methods, and government regulations. Net proved reserves exclude royalties and interests owned by others and reflect contractual arrangements and royalty obligations in effect at the time of the estimate. Proved reserves are classified as either developed or undeveloped. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are the quantities expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

We engaged Netherland, Sewell & Associates, Inc., to prepare our reserve estimates for all of our estimated proved reserves at December 31, 2024. All proved oil and natural gas reserves are located in the United States, primarily offshore in Louisiana state waters and in the Permian Basin.

Note 20. Supplemental Oil and Gas Disclosures (Unaudited) *(continued)*

The following table sets forth our estimate of the net proved oil and gas reserves for the years ended December 31, 2024 and 2023.

	Oil (MBbl)	Gas (MMcf)	Liquids (MBbl)	MBOE
Total proved reserves at December 31, 2022	4,971	40,249	1,508	13,188
Revisions	(512)	(14,934)	(42)	(3,043)
Extensions	219	470	66	362
Acquisition of reserves	—	—	—	—
Production	(542)	(2,181)	(111)	(1,016)
Total proved reserves at December 31, 2023	4,136	23,604	1,421	9,491
Revisions	(113)	(2,355)	10	(495)
Extensions	—	—	—	—
Acquisition of reserves	—	—	—	—
Production	(480)	(1,775)	(128)	(904)
Total proved reserves at December 31, 2024	3,543	19,474	1,303	8,092
Proved developed reserves				
December 31, 2024	3,413	19,206	1,264	7,878
December 31, 2023	3,534	21,395	1,355	8,455
Proved undeveloped reserves				
December 31, 2024	130	269	39	214
December 31, 2023	602	2,209	66	1,036

Revisions are affected by commodity prices as well as changes to previous proved reserve estimates based on the evaluation of production and operating performance data.

Bbl — One stock tank barrel, or 42 United States gallons liquid volume.
MBbl — Thousand barrels.
MMcf — Million cubic feet of natural gas.
MBOE — Thousand barrels of oil equivalent.

Natural gas is converted to an oil equivalent basis at six thousand cubic feet per one barrel of oil.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

The standardized measure of discounted future net cash flows presented in the following table was computed using the 12-month unweighted average of the first-day-of-the-month commodity prices, the costs in effect at December 31, 2024 and 2023, and a 10 percent discount factor. The Company cautions that actual future net cash flows may vary considerably from these estimates. Although the Company's estimates of total proved reserves, development costs, and production rates were based on the best available information, the development and production of the crude oil and natural gas reserves may not occur in the periods assumed. Actual prices realized, costs incurred, and production quantities may vary significantly from those used. Therefore, the estimated future net cash flow computations should not be considered to represent the Company's estimate of the expected revenues or the current value of proved reserves.

Note 20. Supplemental Oil and Gas Disclosures (Unaudited) *(continued)*

The following table sets forth the standardized measure of discounted future net cash flows attributable to proved crude oil and natural gas reserves as of December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
Future cash inflows	$ 294,708	$ 367,867
Future production costs	(148,105)	(172,239)
Future development and abandonment costs	(19,419)	(28,533)
Future income tax expense	(18,160)	(22,919)
Future net cash flows	109,024	144,176
10% annual discount for estimated timing of cash flows	(37,098)	(51,727)
Standardized measure of discounted future net cash flows	$ 71,926	$ 92,449

Changes in Standardized Measure of Discounted Future Net Cash Flows

Principle changes in the standardized measure of discounted future net cash flows attributable to the Company's proved oil and natural gas reserves are as follows.

Standardized measure at December 31, 2022	$ 210,067
Net change in prices and production costs	(86,323)
Net change in future development costs	(101)
Sales of oil and natural gas, net of production expenses	(27,706)
Extensions	8,836
Revisions of previous quantity estimates	(59,164)
Net change in taxes	30,792
Accretion of discount	22,641
Changes in timing and other	(6,593)
Standardized measure at December 31, 2023	$ 92,449
Net change in prices and production costs	(11,150)
Net change in future development costs	(674)
Sales of oil and natural gas, net of production expenses	(20,290)
Extensions	—
Revisions of previous quantity estimates	(7,529)
Previously estimated development costs incurred	10,343
Net change in taxes	2,738
Accretion of discount	10,897
Changes in timing and other	(4,858)
Standardized measure at December 31, 2024	$ 71,926

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on an evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), our Chief Executive Officer and our Principal Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2024, because of certain material weaknesses in our internal control over financial reporting, as further described below. Notwithstanding this material weakness, our management concluded that our consolidated financial statements included in this Annual Report on Form 10-K fairly present, in all material respects, our financial condition, results of operations and cash flows as of and for the periods presented in conformity with accounting principles generally accepted in the United States ("U.S. GAAP").

Management's Report on Internal Control Over Financial Reporting

The management of Biglari Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act of 1934 Rules 13a-15(f) and 15d-15(f). Under the supervision of our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, as required by the Exchange Act of 1934 Rule 13a-15(f) and 15d-15(f). In making this assessment, we used the criteria set forth in the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under these criteria, management determined, based upon the existence of the material weaknesses described below, that we did not maintain effective internal control over financial reporting as of December 31, 2024.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

<u>Control Environment.</u> The Company did not exercise sufficient oversight in order to design and operate effective internal controls based on the criteria established in the COSO framework. The Company manages its operating businesses on a decentralized basis. Decentralized operations can inherently create additional control risks, and the Company did not design effective internal control over financial reporting to mitigate these risks. The material weakness in the control environment led to the additional material weaknesses detailed below.

<u>Risk Assessment.</u> The Company did not design and implement an effective risk assessment based on the criteria established in the COSO framework. A material weakness, either individually or in the aggregate, was identified pertaining to (i) identifying, assessing, and communicating appropriate objectives; (ii) identifying and analyzing risks to achieve these objectives; and (iii) implementing an effective risk assessment to identify and assess changes in the business if such changes were to occur.

<u>Control Activities.</u> The Company did not effectively design and implement control activities to support the operating effectiveness of controls to prevent and detect potential material errors based on the criteria established in the COSO framework. As a result, the following control deficiencies constitute material weaknesses, individually and in the aggregate: (i) ineffective general information technology controls for restricting access, processing transactions as well as adequate change management processes, and (ii) ineffective controls related to the review and approval of journal entries and reconciliations. These material weaknesses resulted in insufficiently designed controls within our insurance and oil and gas subsidiaries. These deficiencies resulted in material weaknesses, individually or in the aggregate, for the remaining control activities of these subsidiaries. Additionally, the material weaknesses identified at these subsidiaries resulted in a material weakness, individually or in the aggregate, in the control activities supporting financial reporting at the holding company level as a result of its dependency on that information.

<u>Information and Communication.</u> We identified control deficiencies that constitute material weaknesses, either individually or in the aggregate, related to (i) internal communication of information, including objectives and responsibilities for internal control, necessary to support the functioning of internal control; and (ii) communicating with our Board of Directors regarding matters affecting the functioning of internal control based on the criteria established in the COSO framework.

Monitoring Activities. The Company did not maintain effective monitoring activities to determine whether the components of internal control over financial reporting were present and functioning based on the criteria established in the COSO framework.

Deloitte & Touche LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024.

Remediation Plans and Status

We are committed to maintaining a strong internal control environment and implementing measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated as soon as practicable. We will complete our remediation actions with consideration of our decentralized operations. The Company has engaged a third-party provider of internal control services to assist us with designing and implementing controls to address the material weaknesses. We will design and implement a risk assessment process, and establish processes and controls to support an effective control environment. These actions are intended to enable the Company to enhance our monitoring of our internal controls over financial reporting as well as enhance required communication. In addition, we will design and implement controls to address material weaknesses in control activities including segregation of duties and general information technology controls.

As the Company continues to evaluate its internal controls, it may take additional remediation actions. Our material weaknesses will not be considered remediated until the controls operate for a sufficient period of time and management has concluded, through testing, that the related controls are effective.

Inherent Limitations on Effectiveness of Controls and Procedures

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Changes in Internal Control over Financial Reporting

Except for the identification of the material weaknesses above, there were no changes during the year ended December 31, 2024, in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Biglari Holdings Inc.
March 1, 2025

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Item 13. Certain Relationships and Related Transactions, and Director Independence

Item 14. Principal Accountant Fees and Services

The information required by Part III Items 10, 11, 12, 13 and 14 will be contained in the Company's definitive proxy statement for its 2025 Annual Meeting of Shareholders, to be filed on or before April 16, 2025, and such information is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 1, 2025.

BIGLARI HOLDINGS INC.

By: /s/ BRUCE LEWIS

Bruce Lewis
Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on March 1, 2025.

Signature	Title
/s/ SARDAR BIGLARI **Sardar Biglari**	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ BRUCE LEWIS **Bruce Lewis**	Controller (Principal Financial and Accounting Officer)
/s/ JOHN G. CARDWELL **John G. Cardwell**	Director
/s/ PHILIP COOLEY **Philip Cooley**	Director - Vice Chairman
/s/ KENNETH R. COOPER **Kenneth R. Cooper**	Director
/s/ RUTH J. PERSON **Ruth J. Person**	Director